Exhibit 99.1

ROGERS COMMUNICATIONS REPORTS FIRST QUARTER 2015 RESULTS

Accelerated Revenue Growth to 5% with Increases in Wireless, Cable, and Media

Executed Planned Investments to Retain Wireless Customers Before the Final Expiry of Three-Year Contracts This Summer, Accelerating Migration to Rogers Share Everything Plans

Delivered Key Customer Programs: Introduced Rogers IGNITE, Expanded Roam Like Home to Over 35

Countries, Extended Network Coverage to Rural Areas, and Launched New Fido Plans with Spotify and VICE

TORONTO (April 20, 2015) - Rogers Communications Inc., a leading diversified Canadian communications and media company, today announced its unaudited consolidated financial and operating results for the first quarter ended March 31, 2015.

Financial Highlights

	Three months ended March 31
(In millions of Canadian dollars, except per share amounts, unaudited)	2015	2014

Operating revenue	3,175	3,020
As adjusted [1]:
Operating profit	1,124	1,161
Net income	275	340
Basic and diluted earnings per share	$ 0.53	$ 0.66

Net income	255	307
Basic earnings per share	$ 0.50	$ 0.60
Diluted earnings per share	$ 0.48	$ 0.57

Free cash flow [1]	266	356
Cash provided by operating activities	227	408

[1]

Adjusted amounts and free cash flow are non-GAAP measures and should not be considered as a substitute or alternative for GAAP measures. They are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

“We continued to see steady revenue growth this quarter along with strong growth in Wireless ARPA,” said Guy Laurence, President and Chief Executive Officer of Rogers. “We made planned strategic investments to retain high-value customers ahead of the conclusion of the industry-wide shift to two-year contracts this summer - our underlying adjusted operating profit growth was otherwise solid. At the same time, we moved full steam ahead with our Rogers 3.0 program by delivering a number of initiatives that are popular with our customers. Our plan is gaining traction and we expect continued improvements in our key financial and operating results as the year progresses.”

Rogers Communications Inc.	1	First Quarter 2015

Key Financial Highlights

Higher operating revenue

—

Consolidated revenue increased 5% this quarter, reflecting revenue growth of 4% in Wireless, 1% in Cable, and 26% in Media, with stable revenue in Business Solutions. Wireless revenue increased as a result of both higher network revenue from the continued movement of our base to LTE, the adoption of higher ARPU and ARPA-generating Share Everything plans, as well as greater smartphone sales. Cable revenue was relatively stable as continued Internet revenue growth was offset by decreased revenue in Television and Phone. Media revenue increased as a result of the NHL licensing agreement and growth at Sportsnet, Radio, and Next Issue Canada, partially offset by continued softness in conventional broadcast TV and print advertising.

—

The implementation of a CRTC decision mandating that telecommunications providers could no longer require customers to provide a minimum of 30 days’ notice to cancel services resulted in a decrease of $3 million in Cable revenue this quarter and an increase in Cable total service unit losses of approximately 40,000 (which includes combined Internet, Television, and Phone subscribers).

—	Activated 700,000 wireless smartphones this quarter, of which 32% were new subscribers, with higher-value smartphone customers representing 83% of Wireless postpaid subscribers as at March 31, 2015.

Lower adjusted operating profit impacted by planned customer investments

—

The 3% decrease in consolidated adjusted operating profit this quarter reflects decreases in Wireless of 3%, in Cable of 2%, and in Media of 33% ($8 million), while adjusted operating profit in Business Solutions was stable. Wireless experienced higher costs associated with the increased volume of subsidized smartphones sold primarily as a result of proactively early-upgrading targeted subscribers in advance of the conclusion of the industry-wide shift to two-year contracts this summer, partially offset by higher network revenues. Cable results were impacted by investments in programming, customer value enhancements, and the CRTC cancellation notification policy change. Media’s results, during what is traditionally its softest quarter, were impacted by the timing of programming and productions costs, a large portion of which were seasonal in nature and related to hockey.

—	Consolidated adjusted operating profit margin decreased by 300 basis points to 35.4% this quarter with margins of 45.8% in Wireless and 46.2% in Cable.

—

The reductions of 19% in adjusted net income and 17% in net income were mainly as a result of an 8% increase in depreciation and amortization in addition to the 3% decrease in consolidated adjusted operating profit.

Cash flow and available liquidity

—

Generated $266 million of consolidated free cash flow this quarter, representing a decrease of 25%, primarily as a result of a timing-related increase in cash income taxes paid and the lower adjusted operating profit. Cash provided by operating activities was $227 million this quarter.

—	Maintained approximately $2.4 billion of liquidity available under our bank credit facilities as at March 31, 2015.

—	Returned $235 million of cash to shareholders through the payment of our quarterly cash dividend which the Rogers Board of Directors increased by 5% to 48 cents per share earlier this quarter.

Rogers Communications Inc.	2	First Quarter 2015

Strategic Highlights

Overhaul the customer experience

—

Reduced the number of customer complaints by more than 20% over the six months ended January 31, 2015 based on data collected for the Commissioner for Complaints for Telecommunications Services’ (CCTS) mid-year report released in April 2015. This reduction is on top of the more than 30% reduction over the preceding 12-month period ended July 31, 2014 published in CCTS’s November 2014 annual report. As part of our Rogers 3.0 plan, we are committed to putting our customers first, and while our work is far from over, this report shows our focus on customers is paying off and we’re heading in the right direction.

—

Expanded Roam Like Home to over 35 European countries, further simplifying how Wireless consumers use the Internet, make calls, and send texts and emails with their Rogers Share Everything plan. Customers access their identical Canadian plan features while in Europe, all at a relatively low cost.

—	Introduced a new Wireless Hardware Upgrade Program where customers now have the option to upgrade their wireless device online.

—	Released Rogers’ 2014 Transparency Report, our second annual report on how we share customer information in response to requests from legal authorities.

—

Unveiled a new look and feel, improved search and navigation capabilities, and accelerated response times for our online Community Forums. More customers want self-serve and our Community Forums are one of many ways our customers will be able to get the information they need quickly and easily.

—	Put customers first in an agreement with the Competition Bureau to issue credits or refunds to customers who were charged for unwanted third-party premium text messaging services.

Deliver compelling content everywhere

—

Introduced ‘Fido Pulse’ Wireless plans delivering more value with a 24-month subscription to Spotify Premium, one of the world’s most innovative music streaming services, and original exclusive DAILY VICE, an edgy, ground-breaking news app.

—

Acquired exclusive Canadian English-language multimedia rights for Sportsnet to the 2016 World Cup of Hockey including television, online, and mobile rights for every game of the highly-anticipated tournament.

—	Reached an average audience of 2.64 million viewers for City’s televised presentation of the 57th Annual GRAMMY Awards, setting a record as the most-watched program in the network’s history.

—

Added more titles and exclusive content to shomi including agreements with DHX Media and Corus Entertainment. shomi added popular kids’ shows such as iCarly, Yo Gabba Gabba, and SpongeBob SquarePants, as well as exclusive content through a deal with Sony Pictures Television for the Golden Globe-winning show Transparent and acclaimed series Outlander.

Focus on innovation and network leadership

—	Launched new Rogers IGNITE broadband Internet-based bundled offerings with new usage options and value-added content, including Rogers NHL GameCentre LIVE and shomi.

—

Released independent testing research from SamKnows dated February 2015 confirming that Rogers’ broadband Internet customers continue to enjoy fast and reliable upload and download service, delivered at 100 percent or more on average of advertised speeds, even during peak network hours.

—

Rogers was the first in Canada to launch Voice over LTE (VoLTE) technology giving customers across the country access to higher-quality HD voice and video calls and faster call setup and connection times and the ability to simultaneously place calls, browse the web or stream video at considerably greater LTE speeds.

—	Extended wireless network coverage in even more rural markets across Canada allowing customers to stay connected in additional places, at no extra charge and with no sign-up or opt-in requirements.

—

Rogers’ wireless network was the first in Canada to be Category 6 enabled, allowing customers in select communities across Ontario and British Columbia to enjoy faster download speeds and a higher quality video experience on Category 6 enabled smartphones and tablets.

Rogers Communications Inc.	3	First Quarter 2015

—

Extended Rogers Smart Home Monitoring services to residents in Vancouver and the Lower Mainland, British Columbia allowing them to connect, protect, and manage what’s happening at home using their mobile devices or computers.

Drive growth in the business market

—

Deployed the GSMA Embedded SIM Specification of the M2M World Alliance, a global partnership of telecommunications providers. This standard allows for remote wireless provisioning of machine-to-machine (M2M) devices, significantly reducing the cost and time for enabling globally connected devices.

Invest in and develop our people

—	Selected as one of Canada’s Best Diversity Employers for 2015 in a report released by Mediacorp Inc. in March 2015 for recognition of our efforts to promote diversity and inclusion in the workplace.

Be a strong Canadian growth company

—

Appointed Dirk Woessner as President, Consumer Business Unit effective April 6, 2015. Mr. Woessner was previously at Deutsche Telekom where he held a number of senior leadership positions in both wireless and broadband within the United Kingdom and Germany.

—

Announced the internal appointment of Jamie Williams as our Chief Information Officer effective May 4, 2015. Mr. Williams brings a 20-year track record of transforming IT systems in complex and challenging North American telecommunications environments.

About non-GAAP measures

This earnings release contains non-GAAP measures such as adjusted operating profit, adjusted operating profit margin, adjusted net income, free cash flow, adjusted net debt, adjusted net debt to adjusted operating profit, and adjusted basic and diluted earnings per share. These are non-GAAP measures and should not be considered as a substitute or alternative for GAAP measures. They are not defined terms under International Financial Reporting Standards (IFRS), and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” in Management’s Discussion and Analysis (MD&A) for information about these measures, including how we calculate them.

Rogers Communications Inc.	4	First Quarter 2015

MANAGEMENT’S DISCUSSION AND ANALYSIS

This MD&A contains important information about our business and our performance in the first quarter of 2015 as well as forward-looking information about future periods. This MD&A should be read in conjunction with our First Quarter 2015 Interim Condensed Consolidated Financial Statements and Notes, which have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB), our 2014 Annual MD&A and our 2014 Audited Consolidated Financial Statements and Notes thereto, which have been prepared in accordance with IFRS as issued by the IASB, and our other recent filings with Canadian and US securities regulatory authorities, which are available on SEDAR at sedar.com or EDGAR at sec.gov, respectively.

For more information about Rogers, including product and service offerings, competitive market and industry trends, and our overarching strategy, see “Understanding Our Business”, “Our Strategy”, and “Capability to Deliver Results” in our 2014 Annual MD&A. For our key performance drivers and objectives, see “Key Performance Drivers and Highlights” in our 2014 Annual MD&A and the section “Key Highlights” on pages 2 to 4 of our earnings release for our first quarter 2015 key achievements.

All dollar amounts are in Canadian dollars unless otherwise stated. All percentage changes are calculated using the rounded numbers as they appear in the tables. This MD&A is current as at April 20, 2015 and was approved by the Audit Committee of our Board of Directors on that date. This MD&A includes forward-looking statements and assumptions. See “About Forward-Looking Information” for more information.

We, us, our, Rogers, Rogers Communications, and the Company refer to Rogers Communications Inc. and its subsidiaries. RCI refers to the legal entity Rogers Communications Inc., not including its subsidiaries. RCI also holds interests in various investments and ventures.

We are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

In this MD&A, this quarter refers to the three months ended March 31, 2015. All results commentary is compared to the equivalent periods in 2014 or as at December 31, 2014, as applicable, unless otherwise indicated.

Four Business Segments

We report our results of operations in four segments. Each segment and the nature of its business are as follows:

Segment	Principal activities
Wireless	Wireless telecommunications operations for Canadian consumers and businesses
Cable	Cable telecommunications operations, including Internet, television, and telephony (phone) for Canadian consumers and businesses
Business Solutions

Network connectivity through our fibre network and data centre assets to support a range of voice, data, networking, hosting, and cloud-based services for small, medium, and large Canadian businesses, governments, and on a wholesale basis to other telecommunications providers

Media	A diversified portfolio of media properties, including television and radio broadcasting, specialty channels, multi-platform shopping, publishing, sports media and entertainment, and digital media

Wireless, Cable, and Business Solutions are operated by our wholly-owned subsidiary, Rogers Communications Partnership (RCP), and certain other wholly-owned subsidiaries. Media is operated by our wholly-owned subsidiary, Rogers Media Inc., and its subsidiaries.

Where to find it
Summary of Consolidated Financial Results	6	Critical Accounting Policies and Estimates	27
Results of our Business Segments	8	Financial Guidance	27
Review of Consolidated Performance	15	Key Performance Indicators	28
Managing our Liquidity and Financial Resources	18	Non-GAAP Measures	29
Overview of Financial Position	21	Other Information	32
Financial Condition	22	About Forward-Looking Information	34
Financial Risk Management	22	About Rogers	35
Regulatory Developments	25	Quarterly Investment Community Teleconference	36
Update to Risks and Uncertainties	25	For More Information	36

Rogers Communications Inc.	5	First Quarter 2015

Summary of Consolidated Financial Results

	Three months ended March 31
(In millions of dollars, except margins and per share amounts)	2015	2014	% Chg

Operating revenue
Wireless	1,794	1,727	4
Cable	870	860	1
Business Solutions	94	94	-
Media	464	367	26
Corporate items and intercompany eliminations	(47)	(28)	68
Operating revenue	3,175	3,020	5

Adjusted operating profit (loss)
Wireless	765	790	(3)
Cable	402	409	(2)
Business Solutions	28	28	-
Media	(32)	(24)	(33)
Corporate items and intercompany eliminations	(39)	(42)	(7)
Adjusted operating profit [1]	1,124	1,161	(3)

Adjusted operating profit margin [1]	35.4%	38.4%	(3.0 pts)

Net income	255	307	(17)
Diluted earnings per share	$ 0.48	$ 0.57	(16)

Adjusted net income [1]	275	340	(19)
Adjusted diluted earnings per share [1]	$ 0.53	$ 0.66	(20)

Additions to property, plant and equipment	475	488	(3)
Free cash flow [1]	266	356	(25)
Cash provided by operating activities	227	408	(44)

[1]

Adjusted operating profit, adjusted operating profit margin, adjusted net income, adjusted diluted earnings per share, and free cash flow are non-GAAP measures and should not be considered as a substitute or alternative for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

Rogers Communications Inc.	6	First Quarter 2015

KEY CHANGES IN FINANCIAL RESULTS THIS QUARTER COMPARED TO 2014

Operating revenue

Wireless network revenue increased this quarter compared to the same period last year primarily as a result of the continued adoption of higher ARPU-generating simplified pricing plans, the continued growth in usage of wireless data, and the ongoing transition from three-year to two-year contracts, partially offset by the continued decline in roaming revenue as a result of lower-priced roaming plans.

Cable operating revenue increased this quarter compared to the same period last year as a result of Internet revenue growth and the impact and timing of pricing changes across all product types, partially offset by TV subscriber losses over the past year. The implementation of a CRTC decision mandating that telecommunications providers could no longer require customers to provide a minimum of 30 days’ notice to cancel services resulted in a decrease of $3 million in Cable revenue this quarter and an increase in Cable total service unit losses of approximately 40,000.

Business Solutions operating revenue was stable this quarter compared to the same period last year as the continued growth in on-net and next generation services, including our data centre businesses, was offset by the continued planned reduction in lower-margin, off-net legacy revenue.

Media operating revenue increased this quarter compared to the same period last year as a result of revenue generated by our National Hockey League (NHL) licensing agreement and growth at Sportsnet, Radio, and Next Issue Canada, partially offset by continued softness in conventional broadcast TV and print advertising.

Adjusted operating profit

Wireless adjusted operating profit decreased this quarter compared to the same period last year as a result of the higher volumes of subsidized smartphones sold as a result of our initiative to proactively early upgrade existing customers in the first half of 2015, prior to the final expiration of three-year contracts, partially offset by the network revenue growth described above and cost reductions.

Cable adjusted operating profit decreased this quarter compared to the same period last year as a result of investments in programming and customer value enhancements partially offset by the revenue changes discussed above.

Business Solutions adjusted operating profit was stable this quarter as a result of the continued growth in on-net and near-net next generation businesses and productivity improvements, offset by the continued decline in the off-net legacy business.

Media adjusted operating loss increased this quarter compared to the same period last year as a result of higher programming and production costs, a large portion of which were seasonal in nature and related to hockey. See ‘‘Media Financial Results’’ for more information on seasonality and the impact of programming and production costs.

Rogers Communications Inc.	7	First Quarter 2015

Results of our Business Segments

WIRELESS

Wireless Financial Results

	Three months ended March 31
(In millions of dollars, except margins)	2015	2014	% Chg
Operating revenue
Network revenue	1,672	1,636	2
Equipment sales	122	91	34
Operating revenue	1,794	1,727	4
Operating expenses
Cost of equipment [1]	(393)	(297)	32
Other operating expenses	(636)	(640)	(1)
	(1,029)	(937)	10
Adjusted operating profit	765	790	(3)
Adjusted operating profit margin as a % of network revenue	45.8%	48.3%	(2.5 pts)
Additions to property, plant and equipment	180	181	(1)
[1] Includes the cost of equipment sales and direct channel subsidies. Wireless Subscriber Results [1]
	Three months ended March 31
(In thousands, except churn, ARPA, and ARPU)	2015	2014	Chg
Postpaid [2]
Gross additions	277	293	(16)
Net (losses) additions	(26)	2	(28)
Total postpaid subscribers [3]	8,139	8,076	63
Churn (monthly)	1.24%	1.20%	0.04 pts
ARPU (monthly)	$ 66.21	$ 65.20	$ 1.01
ARPA (monthly)	$ 107.47	$ 103.10	$ 4.37
Prepaid
Gross additions	126	76	50
Net (losses)	(37)	(73)	36
Total prepaid subscribers [3]	1,340	1,356	(16)
Churn (monthly)	3.99%	3.55%	0.44 pts
Blended ARPU [2]	$ 58.75	$ 57.63	$ 1.12

[1]	Subscriber counts, subscriber churn, ARPA, and ARPU are key performance indicators. See “Key Performance Indicators”.
[2]

Effective January 1, 2015 and on a prospective basis, our Wireless postpaid subscriber results included Wireless Home Phone subscribers resulting in a base adjustment of approximately 92,000 cumulative subscribers. Excluding the impact of the Wireless Home Phone subscriber base adjustment, postpaid ARPU would have increased by 2% or $1.61 and blended ARPU would have increased by 3% or $1.58 compared to the same period in the prior year.

[3]	As at end of period.

Network revenue

The 2% increase in network revenue this quarter was a result of:

—

continued adoption of the customer-friendly Rogers Share Everything plans, which generate higher ARPU and ARPA and bundle in certain calling features and long distance, grant the ability to pool data usage with other devices on the same account, and entice customers with access to our other products, such as Roam Like Home and Rogers NHL GameCentre LIVE; partially offset by

—

approximately 18% lower roaming revenue as a result of lower-priced US and international roaming plans introduced for customers in 2014, which simplify the customer experience and should increase roaming usage.

A 4% increase in network revenue and postpaid ARPU and a 6% increase in ARPA would have been realized this quarter if roaming revenue was excluded from our calculation.

Rogers Communications Inc.	8	First Quarter 2015

The 2% increase in postpaid ARPU was a result of increased network revenue and wireless data usage. Commencing in 2015, we are disclosing ARPA as one of our key performance indicators. See “Key Performance Indicators” for more information. The 4% increase in postpaid ARPA was a result of the continued adoption of Share Everything plans relative to the number of subscriber accounts as customers are increasingly utilizing the advantages of accessing their shareable plans with multiple devices on the same account.

The increases in postpaid subscriber churn and net losses and lower gross additions to our postpaid subscriber base compared to the prior year were expected in the short-term as a result of:

—	our strategic focus on optimizing subscriber value;
—	a focus on migrating existing customers to current pricing plans; and
—	adjustments to the required rate plans for subsidized premium device eligibility.

We had fewer net subscriber losses this quarter compared to the fourth quarter of 2014. The 4 basis point increase in postpaid subscriber churn compared to the first quarter last year improved from the 12 basis point increase in the fourth quarter of 2014 compared to the fourth quarter of 2013.

We activated and upgraded approximately 700,000 smartphones for new and existing subscribers this quarter, a 21% increase compared to approximately 579,000 in the same period last year. This increase in smartphone activations was a result of:

—	a greater number of hardware upgrades by existing subscribers; partially offset by
—	the reduction in postpaid gross additions.

The percentage of subscribers with smartphones was 83% of our total postpaid subscriber base as at March 31, 2015. In our experience, smartphone subscribers typically:

—	generate significantly higher ARPU; and
—	are less likely to churn than customers on less advanced devices.

Equipment sales

The 34% increase in revenue from equipment sales this quarter primarily reflects:

—	the impact of more device upgrades by existing subscribers;
—	a shift in the sales mix to smartphones which included a higher proportion of iPhone devices; and
—	increased equipment sales prices; partially offset by
—	fewer gross activations.

Operating expenses

The 32% increase in the cost of equipment sales this quarter was primarily as a result of:

—	a shift in the product mix towards higher-cost smartphones; and
—

increased equipment sales volumes as we proactively early upgraded targeted subscribers in advance of the industry’s “double cohort” resulting in an increase of 18% more upgrades this quarter, the majority of which were higher-cost smartphones including 44% more iPhones.

The “double cohort” refers to the greater than usual number of subscriber contracts coming to an end as both three-year and two-year contracts expire near the same time. The final expiration of remaining three-year contracts for consumers will occur this summer.

Total customer retention spending (primarily consisting of subsidies on handset upgrades) was 32% higher this quarter with 18% more existing subscribers upgrading their hardware combined with the shift in product mix described above.

Other operating expenses (excluding retention spending) decreased this quarter as a result of improvements in cost management and efficiency gains.

Adjusted operating profit

The 3% decrease in adjusted operating profit this quarter was a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	9	First Quarter 2015

CABLE

Cable Financial Results

	Three months ended March 31
(In millions of dollars, except margins)	2015 [1]	2014	% Chg

Operating revenue
Internet	324	305	6
Television	426	431	(1)
Phone	118	121	(2)
Service revenue	868	857	1
Equipment sales	2	3	(33)
Operating revenue	870	860	1

Operating expenses
Cost of equipment	(1)	(2)	(50)
Other operating expenses	(467)	(449)	4
	(468)	(451)	4
Adjusted operating profit	402	409	(2)

Adjusted operating profit margin	46.2%	47.6%	(1.4 pts)
Additions to property, plant and equipment	224	251	(11)
[1] The operating results of Source Cable Ltd. (Source Cable) are included in the Cable results of operations from the date of acquisition on November 4, 2014. Cable Subscriber Results [1]
	Three months ended March 31
(In thousands)	2015 [2]	2014	Chg

Internet
Net (losses) additions	(7)	20	(27)
Total Internet subscribers [2,3]	2,004	1,981	23
Television
Net losses	(41)	(20)	(21)
Total television subscribers [2,3]	1,983	2,107	(124)
Phone
Net (losses) additions	(20)	10	(30)
Total phone subscribers [2,3]	1,130	1,163	(33)

Cable homes passed [2,3]	4,085	3,990	95
Total service units [2,3,4]
Net (losses) additions	(68)	10	(78)
Total service units [2,3]	5,117	5,251	(134)

[1]	Subscriber counts are key performance indicators. See “Key Performance Indicators”.
[2]

On November 4, 2014, we acquired approximately 16,000 high-speed Internet subscribers, 16,000 Television subscribers and 11,000 Phone subscribers from our acquisition of Source Cable. The acquisition also increased homes passed by 26,000.

[3]	As at end of period.
[4]	Includes Internet, Television, and Phone subscribers.

Operating revenue

The 1% increase in overall Cable revenue this quarter was primarily a result of:

—	a higher subscriber base for our Internet products combined with the movement of customers to higher speed and usage tiers;
—	the impact and timing of pricing changes implemented over the past year; partially offset by
—	Television and Phone subscriber losses over the past year; and
—	Phone promotional discounting.

The implementation of a CRTC decision mandating that, effective January 23, 2015, telecommunications providers could no longer require customers to provide a minimum of 30 days’ notice to cancel services had the effect of increasing the amount of Cable product subscriber deactivations reported this quarter. The policy change effectively resulted in an extra month of customer deactivations being counted this quarter and a corresponding increase in the number of subscriber losses of approximately 17,000 Television subscribers, 15,000 high-speed Internet subscribers, and 8,000 Phone subscribers. This decreased Cable revenue by $3 million for the quarter.

Rogers Communications Inc.	10	First Quarter 2015

Internet revenue

The 6% increase in Internet revenue this quarter was a result of:

—	general movement by customers to higher speed and usage tiers;
—	the impact and timing of changes in Internet service pricing;
—	a larger Internet subscriber base; partially offset by
—	the effect of the CRTC cancellation notification policy change.

The realization of Internet net losses in the short-term was a result of our strategic focus towards optimizing subscriber value versus subscriber volume as we migrate existing customers to current price plans. There was also heightened competition where cross-bundling of various wireline products impacted our Internet subscribers. We believe that our new IGNITE broadband Internet-based bundled offerings we introduced late in the quarter will help our revenue metrics as these offerings give the consumer better choice on usage and incorporate value-added content.

Television revenue

The slight decrease in Television revenue this quarter was a result of:

—	the decline in Television subscribers over the past year mainly associated with heightened pay TV competition;
—	the effect of the CRTC cancellation notification policy change; partially offset by
—	the impact and timing of pricing changes implemented over the past year.

The digital cable subscriber base represented 89% of our total Television subscriber base as at the end of the quarter, compared to 85% in the same period last year. We expect to complete our ongoing analog-to-digital network transition to digital by the end of 2015.

Phone revenue

The 2% decrease in Phone revenue this quarter was a result of:

—	decreased subscriber volume; and
—	increased promotional discounting activity;
—	the effect the CRTC cancellation notification policy change; partially offset by
—	the impact and timing of pricing changes implemented over the past year.

Operating expenses

The 4% increase in operating expenses this quarter was a result of:

—	higher investments in programming and customer value enhancements; partially offset by
—	various cost efficiency and productivity initiatives.

Adjusted operating profit

The 2% decrease in adjusted operating profit this quarter was a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	11	First Quarter 2015

BUSINESS SOLUTIONS

Business Solutions Financial Results

	Three months ended March 31
(In millions of dollars, except margins)	2015	2014	% Chg

Operating revenue
Next generation	70	64	9
Legacy	23	29	(21)
Service revenue	93	93	-
Equipment sales	1	1	-
Operating revenue	94	94	-

Operating expenses	(66)	(66)	-
Adjusted operating profit	28	28	-

Adjusted operating profit margin	29.8%	29.8%	-
Additions to property, plant and equipment	33	26	27

Business Solutions continues to focus primarily on next generation IP-based services, leveraging higher-margin on-net and near-net service revenue opportunities, and using existing network facilities to expand offerings to the small, medium, and large-sized enterprise, public sector, and carrier wholesale markets. Business Solutions is also focused on data centre colocation, hosting, cloud, and disaster recovery services.

Next generation services, which include our data centre operations, represented 75% (2014 - 69%) of total service revenue in the quarter. Revenue from the lower-margin off-net legacy business, which continues to decline as planned, generally includes circuit-switched local and long-distance voice services and legacy data services, which often use facilities that are leased from other carriers rather than owned.

Operating revenue

Service revenue was stable this quarter as a result of:

—	continuing execution of our plan to grow higher-margin on-net and near-net next generation IP-based services revenue; and
—	higher revenue from data centre operations; offset by
—

the continuing planned decline in the legacy off-net voice and data business, a trend we expect to continue as we focus the business on on-net and near-net opportunities and customers move to more advanced and cost-effective IP-based services and solutions.

Operating expenses

Operating expenses were stable this quarter as a result of:

—	lower legacy service costs related to planned lower volumes and customer levels; and
—	ongoing initiatives to reduce costs and increase productivity; offset by
—	higher on-net and next generation service costs associated with higher volumes.

Adjusted operating profit

Adjusted operating profit was stable this quarter as a result of the continued growth in on-net and near-net next generation business and productivity improvements offset by the continued decline in off-net legacy business.

Rogers Communications Inc.	12	First Quarter 2015

MEDIA

Media Financial Results

	Three months ended March 31
(In millions of dollars, except margins)	2015	2014	% Chg

Operating revenue	464	367	26

Operating expenses	(496)	(391)	27
Adjusted operating loss	(32)	(24)	(33)

Adjusted operating loss margin	(6.9%)	(6.5%)	(0.4 pts)
Additions to property, plant and equipment	9	14	(36)

National NHL licensing agreement

The national NHL licensing agreement commenced in the fourth quarter of 2014. The first quarter of the calendar year is when the greatest volume of regular season games are played, followed by the second quarter which includes fewer games but includes the league playoffs. Playoff games are expected to command a premium in advertising revenues. NHL-related programming and production costs are expensed based on the proportion of games played without differentiation between regular season and playoff games.

Operating revenue

The 26% increase in operating revenue this quarter was a result of:

—	approximately $106 million of revenue generated by the national NHL licensing agreement;
—	higher subscription revenue generated by our Sportsnet properties; and
—	higher Radio and Next Issue Canada revenue; partially offset by
—	continued softness in conventional broadcast TV and print advertising.

Operating expenses

The 27% increase in operating expenses this quarter was a result of:

—

higher programming and production costs of approximately $120 million as a result of the increase in the number of NHL hockey games associated with the national and regional NHL licensing agreements. There were more regional NHL games relative to last year partially as a result of schedule changes due to the 2014 Winter Olympic Games in the prior year; partially offset by

—	lower conventional broadcast TV programming costs;
—	lower publishing costs related to lower printing, postage, shipping, and circulation costs; and
—	decreased operating costs in Radio.

Adjusted operating loss

The $8 million increase in adjusted operating loss this quarter reflects the revenue and expense changes described above. The NHL games contributed an expected adjusted operating loss of approximately $14 million this quarter as a result of the seasonal peak period of games, as discussed above. We anticipate this seasonal loss will be offset in the second quarter of 2015 with the higher-value playoff season expected to generate greater advertising revenue, while at the same time there are fewer games produced and over which rights are amortized.

Compared to the fourth quarter of 2014, the lower revenue and adjusted operating profit trends primarily reflect the seasonality of Media’s business. In addition to the NHL impacts described above, this is a result of higher conventional advertising revenue occurring in the fourth quarter of 2014 due to fall season premieres in broadcasting and higher retail sales at The Shopping Channel due to holiday shopping.

Rogers Communications Inc.	13	First Quarter 2015

ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT

	Three months ended March 31
(In millions of dollars, except capital intensity)	2015	2014	% Chg

Additions to property, plant and equipment
Wireless	180	181	(1)
Cable	224	251	(11)
Business Solutions	33	26	27
Media	9	14	(36)
Corporate	29	16	81
Total additions to property, plant and equipment	475	488	(3)

Capital intensity [1]	15.0%	16.2%	(1.2 pts)

[1]	Capital intensity is a key performance indicator. See “Key Performance Indicators”.

Wireless

The relatively stable additions to property, plant and equipment at Wireless this quarter are primarily related to LTE capacity investments and site build activity to further enhance network coverage and quality and the continued deployment of our 700 MHz spectrum. Deployment of the LTE network has reached approximately 87% of Canada’s population as at March 31, 2015.

Cable

The decrease in additions to property, plant and equipment at Cable this quarter was a result of lower customer equipment investment in our next generation NextBox digital set-top boxes compared to the same quarter last year. We also made investments this quarter to improve the capacity of our Internet platform, further improve the reliability and quality of the network, and continue the development of our next generation IP-based video service.

Business Solutions

The increase in Business Solutions property, plant and equipment additions this quarter was a result of data centre investments and network expansion to reach additional customers and sites.

Media

The decrease in Media property, plant and equipment additions this quarter was a result of greater prior year investments made to our digital, IT infrastructure, and broadcast facilities.

Corporate

The increase in Corporate property, plant and equipment additions this quarter was a result of higher spending on premise improvements at our various offices.

Capital Intensity

Capital intensity decreased this quarter as a result of a decline in additions to property, plant and equipment combined with the increase in operating revenue.

Rogers Communications Inc.	14	First Quarter 2015

Review of Consolidated Performance

This section discusses our consolidated operating income, net income, and other expenses that do not form part of the segment discussions above.

	Three months ended March 31
(In millions of dollars)	2015	2014	% Chg

Adjusted operating profit [1]	1,124	1,161	(3)
Stock-based compensation	(12)	(5)	140
Restructuring, acquisition and other	(9)	(9)	-
Depreciation and amortization	(559)	(519)	8
Finance costs	(210)	(225)	(7)
Other income	3	10	(70)
Income taxes	(82)	(106)	(23)

Net income	255	307	(17)

[1]

Adjusted operating profit is a non-GAAP measure and should not be considered a substitute or alternative for GAAP measures. It is not a defined term under IFRS and does not have a standard meaning, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about this measure, including how we calculate it.

Stock-based compensation

Our stock-based compensation, which includes stock options (with stock appreciation rights), restricted share units, and deferred share units, is generally determined by:

—	vesting of stock options and share units; and
—	changes in the market price of RCI Class B shares; offset by
—

the impact of certain equity derivative instruments designed to hedge a portion of the stock price appreciation risk for our stock-based compensation program. See “Financial Risk Management” for information about equity derivatives.

	Three months ended March 31
(In millions of dollars)	2015	2014

Impact of vesting	12	10
Impact of change in price	(14)	(16)
Equity derivatives, net of interest receipt	14	11

Total stock-based compensation	12	5

Restructuring, acquisition and other

Restructuring, acquisition and other costs for this quarter mainly reflect severance costs associated with the targeted restructuring of our employee base.

Depreciation and amortization

	Three months ended March 31
(In millions of dollars)	2015	2014	% Chg

Depreciation	518	477	9
Amortization	41	42	(2)

Total depreciation and amortization	559	519	8

Depreciation and amortization increased this quarter mainly as a result of:

—	significant recent investment and rollout of new customer equipment at Cable, mostly next generation NextBox digital TV set-top boxes which are depreciated over three years; and
—	the overall increase in additions to property, plant and equipment over the last several years, which results in more depreciable assets.

Rogers Communications Inc.	15	First Quarter 2015

Finance costs

	Three months ended March 31
(In millions of dollars)	2015	2014	% Chg

Interest on borrowings [1]	196	188	4
Interest on post-employment benefits liability	3	2	50
Loss on repayment of long-term debt	7	29	(76)
Loss on foreign exchange	7	6	17
Capitalized interest	(8)	(6)	33
Other	5	6	(17)

Total finance costs	210	225	(7)

  1 Borrowings include interest on long-term debt and short-term borrowings associated with our accounts receivable securitization program.

  n/m: not meaningful

Interest on borrowings

The increase in interest on borrowings this quarter was a result of an increase in our outstanding debt, partially offset by a decrease in the weighted average interest rate on our outstanding debt. As at March 31, 2015, our borrowings had a weighted average cost of financing of 4.77% (December 31, 2014 - 5.20%) and a weighted average term to maturity of 10.8 years (December 31, 2014 - 10.8 years).

Loss on repayment of long-term debt

In conjunction with the repayment or repurchase of certain senior notes in March 2015 and March 2014, we recognized a $7 million loss this quarter (2014 - $29 million loss) relating to the associated debt derivatives. These losses were deferred in the hedging reserve until maturity of the notes was recognized in net income. The losses relate to transactions in 2008 and 2013 where foreign exchange rates on the related debt derivatives were updated to then current rates.

See “Managing our Liquidity and Financial Resources” for more information about our debt and related finance costs.

Income taxes

	Three months ended March 31
(In millions of dollars, except tax rates)	2015	2014

Statutory income tax rate	26.5%	26.5%

Income before income taxes	337	413
Computed income tax expense	89	109
Decrease in income taxes resulting from:
Non-taxable stock-based compensation	(2)	(3)
Other items	(5)	-

Total income taxes	82	106

Effective income tax rate	24.3%	25.7%
Cash income taxes paid	195	134

Our effective income tax rate for this quarter was 24.3% compared to 25.7% for the same period last year. The effective income tax rate for this quarter differed from the statutory tax rate primarily as a result of non-taxable stock-based compensation and other items as outlined above.

Cash income taxes paid this quarter increased as a result of the timing of tax installment payments.

In 2011, legislative changes eliminated the deferral of partnership income, accelerating the payment of approximately $700 million of previously deferred cash taxes over a five year amortization period beginning in 2012 at 15%, 20% in each of 2013 through 2015, and 25% in 2016. Our cash tax payments for the 2015 to 2016 taxation years will continue to include these additional amounts. While the elimination of the deferral of partnership income affects the timing of cash tax payments, it does not affect our income tax expense for accounting purposes. See “About Forward-Looking Information” for more information.

Rogers Communications Inc.	16	First Quarter 2015

Net income

	Three months ended March 31
(In millions of dollars, except per share amounts)	2015	2014	% Chg

Net income	255	307	(17)
Basic earnings per share	$ 0.50	$ 0.60	(17)
Diluted earnings per share	$ 0.48	$ 0.57	(16)

Adjusted net income

The following table shows how we calculate adjusted net income from adjusted operating profit.

	Three months ended March 31
(In millions of dollars, except per share amounts)	2015	2014	% Chg

Adjusted operating profit [1]	1,124	1,161	(3)
Depreciation and amortization	(559)	(519)	8
Finance costs [2]	(203)	(196)	4
Other income	3	10	(70)
Income taxes [3]	(90)	(116)	(22)

Adjusted net income [1]	275	340	(19)

Adjusted basic and diluted earnings per share [1]	$ 0.53	$ 0.66	(20)

[1]

Adjusted operating profit, adjusted net income, and adjusted basic and diluted earnings per share are non-GAAP measures and should not be considered as a substitute or alternative for GAAP measures. They are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

[2]	Finance costs exclude the $7 million loss on repayment of long-term debt for the three months ended March 31, 2015 (2014 - $29 million loss).
[3]	Income taxes exclude the $8 million recovery (2014 - $10 million recovery) for the three months ended March 31, 2015 related to the income tax impact for adjusted items.

Rogers Communications Inc.	17	First Quarter 2015

Managing our Liquidity and Financial Resources

Operating, investing, and financing activities

	Three months ended March 31
(In millions of dollars)	2015	2014

Cash from operations before changes in non-cash working capital	1,035	1,087
Change in non-cash operating working capital items	(350)	(309)
	685	778
Income taxes paid	(195)	(134)
Interest paid	(263)	(236)

Cash provided by operating activities	227	408

Investing activities:
Additions to property, plant and equipment	(475)	(488)
Changes in non-cash working capital related to property, plant and equipment	(92)	(17)
Additions to program rights	(12)	(7)
Acquisitions and other strategic transactions, net of cash acquired	-	(658)
Other	(12)	(3)

Cash used in investing activities	(591)	(1,173)

Financing activities:
Proceeds received on short-term borrowings	208	-
Repayment of short-term borrowings	(15)	-
Issuance of long-term debt	1,658	2,082
Repayment of long-term debt	(1,609)	(1,221)
Proceeds on settlement of cross-currency interest rate exchange agreements and forward contracts	1,059	2,150
Payments on settlement of cross-currency interest rate exchange agreements and forward contracts	(905)	(2,115)
Transaction costs incurred	-	(27)
Dividends paid	(235)	(224)

Cash provided by financing activities	161	645

Change in cash and cash equivalents	(203)	(120)
Cash and cash equivalents, beginning of period	176	2,301

(Bank advances) cash and cash equivalents, end of period	(27)	2,181

Operating activities

The 44% decrease in cash provided by operating activities this quarter was a result of:

—	lower cash provided by operations before changes in non-cash working capital, consistent with lower adjusted operating profit;
—	a higher net investment in net non-cash working capital, which mainly reflects the timing of Wireless device purchases and payments of accounts payable;
—	higher cash income tax payments as a result of the timing of installment payments; and
—	higher interest payments as a result of a greater amount of outstanding long-term debt.

Investing activities

Additions to property, plant and equipment

We spent $475 million this quarter on additions to property, plant and equipment before changes in non-cash working capital items, which was lower than the same period in 2014. See “Additions to Property, Plant and Equipment” for more information.

Acquisitions and other strategic transactions

In the first quarter of 2014, we paid $658 million related to the acquisition of 700 MHz spectrum licences. This quarter, we did not make any spectrum or strategic acquisitions.

Rogers Communications Inc.	18	First Quarter 2015

Financing activities

Accounts receivable securitization

This quarter we received net funding of $193 million (2014 - nil) under our accounts receivable securitization program, following the amended terms of the program effective January 1, 2015 which increased the maximum potential proceeds under the program to $1.05 billion and extended the term to January 1, 2018. As at March 31, 2015, a total of $1.04 billion was outstanding under the program.

We continue to service and retain substantially all of the risks and rewards relating to the accounts receivable we sold, and therefore the receivables remain recognized on our consolidated statement of financial position and the funding received is recorded as short-term borrowings. The buyer’s interest in these trade receivables ranks ahead of our interest. The program restricts us from using the sold receivables as collateral for any other purpose. The buyer of our trade receivables has no claim on any of our other assets.

Bank credit and letter of credit facilities

This quarter we had $1.1 billion of net borrowings under our $2.5 billion bank credit facility with $1.1 billion (December 31, 2014 - nil) outstanding as at March 31, 2015.

This quarter, we arranged a new $1.0 billion term credit facility. The new $1.0 billion term credit facility is available on a non-revolving basis and matures in April 2017 with no scheduled principal repayments prior to maturity. The interest rate charged on borrowings under the term credit facility falls within the range of pricing indicated for our $2.5 billion revolving credit facility. Subsequently, in April 2015, we borrowed the full amount of this $1.0 billion term credit facility and used the proceeds to repay a corresponding portion of the borrowings outstanding under our $2.5 billion revolving credit facility as at March 31, 2015.

As a result, as at March 31, 2015, we had available liquidity of $2.4 billion under our $3.6 billion of bank and letter of credit facilities (December 31, 2014 - $2.6 billion), of which we had utilized approximately $0.1 billion (December 31, 2014 - $0.1 billion) related to outstanding letters of credit and $1.1 billion of borrowings. Each of these facilities is unsecured and guaranteed by RCP and ranks equally with all of our senior notes and debentures.

Issuance of senior notes

We did not issue any new senior notes this quarter.

The table below provides a summary of the senior notes we issued for the three months ended March 31, 2014.

(In millions of dollars, except interest and discount rates)
Date issued	Principal amount	Due date	Interest rate	Discount at issuance	Total gross proceeds [1]	Transaction costs and discounts [1]
March 10, 2014	250	2017	Floating	100.00%	250
March 10, 2014	400	2019	2.80%	99.972%	400
March 10, 2014	600	2024	4.00%	99.706%	600
March 10, 2014	US$750	2044	5.00%	99.231%	832
Total					2,082	24

[1]	Gross proceeds before transaction costs and discounts.
[2]	Transaction costs and discounts are included as deferred transaction costs and discounts in the carrying value of the long-term debt, and recognized in net income using the effective interest method.

Repayment of senior notes and related derivative settlements

This quarter we repaid our US$550 million ($702 million) and US$280 million ($357 million) senior notes due March 2015. At the same time, the associated debt derivatives were settled at maturity for net proceeds received of $154 million, resulting in a net repayment of $905 million including settlement of the associated debt derivatives.

During the three months ended March 31, 2014, we repaid or repurchased our US$750 million ($834 million) and US$350 million ($387 million) senior notes due March 2014. At the same time, the associated debt derivatives were settled at maturity for net proceeds received of $35 million, resulting in a net repayment of $1,186 million including settlement of the associated debt derivatives.

Rogers Communications Inc.	19	First Quarter 2015

Dividends

On January 28, 2015, the Board of Directors authorized an increase in the annualized dividend rate from $1.83 to $1.92 per Class A Voting share and Class B Non-Voting share, with the dividend to be paid in quarterly amounts of 48 cents per share.

The table below shows when dividends were declared and paid on both classes of our shares:

Declaration date	Record date	Payment date	Dividend per share (dollars)	Dividends paid (in millions of dollars)
January 28, 2015	March 13, 2015	April 1, 2015	0.4800	247
February 12. 2014	March 14, 2014	April 4, 2014	0.4575	235
April 22, 2014	June 13, 2014	July 2, 2014	0.4575	235
August 14, 2014	September 12, 2014	October 1, 2014	0.4575	235
October 23, 2014	December 11, 2014	January 2, 2015	0.4575	235

   Free cash flow

	Three months ended March 31
(In millions of dollars)	2015	2014	% Chg
Adjusted operating profit [1]	1,124	1,161	(3)
Property, plant and equipment expenditures [2]	(475)	(488)	(3)
Interest on borrowings, net of capitalization	(188)	(183)	3
Cash income taxes	(195)	(134)	46
Free cash flow [1]	266	356	(25)

[1]

Adjusted operating profit and free cash flow are non-GAAP measures and should not be considered as a substitute or alternative for GAAP measures. They are not a defined term under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

[2]	Includes additions to property, plant and equipment expenditures and excludes purchases of spectrum licences.

The 25% decrease in free cash flow this quarter was a result of lower adjusted operating profit, higher cash income taxes, and higher interest on borrowings (net of capitalization) as a result of increased outstanding long-term debt, partially offset by lower property, plant and equipment expenditures.

Rogers Communications Inc.	20	First Quarter 2015

Overview of Financial Position

Consolidated statements of financial position

	As at March 31	As at December 31
(In millions of dollars)	2015	2014	$ Chg	% Chg	Explanation of significant changes
Assets
Current assets:
Cash and cash equivalents	-	176	(176)	(100)	See “Managing our Liquidity and Financial Resources” for more information.
Accounts receivable	1,440	1,591	(151)	(9)	Reflects lower subscriber receivables as a result of business seasonality and timing of collections.
Inventories	380	251	129	51	Reflects higher Wireless handset inventory.
Other current assets	328	191	137	72	Reflects an increase in prepaid expenses.
Current portion of derivative instruments	149	136	13	10

Reflects changes in market values of debt derivatives and expenditure derivatives primarily as a result of the depreciation of the Cdn dollar relative to the US dollar, offset by the settlement and maturity of debt derivatives discuss in the “Financial Risk Management” section below.

Total current assets	2,297	2,345	(48)	(2)

Property, plant and equipment	10,610	10,655	(45)	-	Reflects additions to property, plant and equipment and asset depreciation. See “Additions to Property, Plant and Equipment” for more information.
Intangible assets	6,537	6,588	(51)	(1)	Primarily reflects the amortization of intangible assets.
Investments	1,866	1,898	(32)	(2)	Reflects the market value decline in our publicly-traded marketable equity securities, offset by funding provided to the shomi joint venture.
Derivative instruments	1,430	788	642	81	See “Current portion of derivative instruments” for more information.
Other long-term assets	357	356	1	-	n/m
Deferred tax assets	9	9	-	-	n/m
Goodwill	3,883	3,883	-	-	n/m
Total assets	26,989	26,522	467	2
Liabilities and shareholders’ equity
Current liabilities:
Bank advances	27	-	27	n/m	See “Managing our Liquidity and Financial Resources” for more information.
Short-term borrowings	1,035	842	193	23	Reflects net funding received under the accounts receivable securitization program.
Accounts payable and accrued liabilities	2,141	2,578	(437)	(17)	Reflects a decrease in trade payables as a result of business seasonality and lower accrued interest on long-term debt as a result of the timing of scheduled payments.
Income tax payable	-	47	(47)	(100)	Reflects installment payments made this quarter.
Current portion of provisions	7	7	-	-	n/m
Unearned revenue	495	443	52	12	Reflects deposits received for Blue Jays ticket sold and revenue deferrals pertaining to our Rogers First Rewards loyalty program.
Current portion of long-term debt	-	963	(963)	(100)	Reflects repayment of US$550 million and US$280 million senior notes that were due in March 2015.
Current portion of derivative instruments	75	40	35	88	Mainly reflects changes in market values of bond forwards as a result of a Government of Canada interest rate decline.
Total current liabilities	3,780	4,920	(1,140)	(23)
Provisions	52	55	(3)	(5)	n/m
Long-term debt	15,490	13,824	1,666	12	Reflects certain borrowing transactions (see “Managing our Liquidity and Financial Resources” for more information) and depreciation of the Cdn dollar relative to the US dollar.
Derivative instruments	100	11	89	n/m	Reflects changes in market values of bond forwards as a result of a Government of Canada interest rate decline.
Other long-term liabilities	360	462	(102)	(22)	Reflects the payment of 2015 employer pension contributions.
Deferred tax liabilities	1,766	1,769	(3)	-	n/m
Total liabilities	21,548	21,041	507	2
Shareholders’ equity	5,441	5,481	(40)	(1)	Reflects changes in retained earnings and equity reserves.
Total liabilities and shareholders’ equity	26,989	26,522	467	2

Rogers Communications Inc.	21	First Quarter 2015

Financial Condition

We had approximately $2.4 billion of available liquidity as at March 31, 2015 (December 31, 2014 - $2.8 billion), which included:

—	nil cash and cash equivalents (December 31, 2014 - $0.2 billion);
—	$0.03 billion bank advances (December 31, 2014 - nil);
—	$2.4 billion available under our bank credit facilities (December 31, 2014 - $2.5 billion); and
—	$0.02 billion available under our accounts receivable securitization program (December 31, 2014 - $0.06 billion).

In addition to the sources of available liquidity noted above, we held $1.1 billion of marketable securities in publicly-traded companies as at March 31, 2015 and December 31, 2014.

Our borrowings had a weighted average cost of financing of 4.77% as at March 31, 2015 (December 31, 2014 - 5.20%) and a weighted average term to maturity of 10.8 years (December 31, 2014 - 10.8 years). This comparative decline in our 2015 weighted average interest rate reflects the combined effects of:

—	greater utilization of our securitization program and bank credit facilities; and
—	the scheduled repayments of relatively more expensive debt in March 2015.

As at March 31, 2015, the credit ratings on RCI’s outstanding senior notes and debentures were unchanged from the fourth quarter of 2014, being:

—	Moody’s Ratings Services: Baa1 with a stable outlook (affirmed in March 2015);
—	Standard and Poor’s Ratings Services: BBB+ with a stable outlook (affirmed in February 2014); and
—	Fitch Ratings: BBB+ with a negative outlook (subsequent to March 31, 2015, was affirmed in April 2015 with negative outlook).

FINANCIAL RISK MANAGEMENT

We use derivative instruments from time to time to manage financial risks related to our business activities. We also manage our exposure to fluctuating interest rates and had fixed the interest rate on 84.5% of our debt, including short-term borrowings, as at March 31, 2015 (December 31, 2014 - 92.7%). We only use derivatives to manage risk and not for speculative purposes.

Debt derivatives

We use cross-currency interest exchange agreements (debt derivatives) to manage risks from fluctuations in foreign exchange rates associated with our US dollar-denominated debt instruments. We designate the debt derivatives as hedges for accounting purposes against the foreign exchange risk of specific debt instruments.

We did not enter into any new debt derivatives this quarter. During the three months ended March 31, 2015 and 2014, the following debt derivatives matured in conjunction with the repayment or repurchase of the related senior notes.

(In millions of dollars) Maturity date	Notional amount (US$)	Net cash (proceeds) settlement (Cdn$)
March 15, 2015	550	(106)
March 15, 2015	280	(48)
Total	830	(154)
March 1, 2014	750	(61)
March 15, 2014	350	26
Total	1,100	(35)

Upon the repayment of these senior notes in March 2015, a $7 million non-cash loss (2014 - $29 million loss), which was previously deferred in the hedging reserve, was recognized in net income. This loss relates to transactions in 2013 (2014 - transactions in 2008 and 2013) where contractual foreign exchange rates on the related debt derivatives were renegotiated to then-current rates.

As at March 31, 2015, we had US$5.2 billion in US dollar-denominated senior notes and debentures, all of which had been hedged using debt derivatives.

Rogers Communications Inc.	22	First Quarter 2015

Bond forwards

We use bond forward derivatives (bond forwards) to hedge interest rate risk on the senior notes we expect to issue in the future. As at March 31, 2015, we had $1.9 billion notional amount of bond forwards outstanding, all of which were designated as hedges for accounting purposes. We did not enter into any new bond forwards or settle any existing bond forwards this quarter.

Expenditure derivatives

We use foreign currency forward contracts (expenditure derivatives) to manage the foreign exchange risk in our operations, designating them as hedges for accounting purposes for certain of our forecasted operational and capital expenditures. We did not enter into any new expenditure derivatives this quarter.

As at March 31, 2015, we had US$780 million of expenditure derivatives outstanding with terms to maturity ranging from April 2015 to December 2016 at an average rate of 1.09/US$. This quarter, we settled US$180 million (2014 - US$225 million) of expenditure derivatives for $199 million (2014 - $229 million).

Equity derivatives

We use total return swaps (equity derivatives) to hedge the market price appreciation risk of the RCI Class B shares granted under our stock-based compensation programs. The equity derivatives have not been designated as hedges for accounting purposes.

As at March 31, 2015, we had equity derivatives for 5.7 million RCI Class B shares with a weighted average price of $50.37. In April 2015, we executed extension agreements for each of our equity derivative contracts under substantially the same terms and conditions with revised expiry dates to April 2016 (from April 2015).

Mark-to-market value

We record our derivatives using an estimated credit-adjusted, mark-to-market valuation, calculated in accordance with IFRS.

	As at March 31, 2015
(In millions of dollars, except exchange rates)	Notional amount (US$)	Exchange rate	Notional amount (Cdn$)	Fair value (Cdn$)
Debt derivatives accounted for as cash flow hedges:
As assets	5,200	1.04	5,409	1,441
Expenditure derivatives accounted for as cash flow hedges:
As assets	780	1.09	851	138
Bond forwards accounted for as cash flow hedges:
As liabilities	-	-	1,900	(130)
Equity derivatives not accounted for as hedges:
As liabilities	-	-	-	(45)
Net mark-to-market asset				1,404

Rogers Communications Inc.	23	First Quarter 2015

Adjusted net debt and adjusted net debt / adjusted operating profit

We use adjusted net debt and adjusted net debt / adjusted operating profit to conduct valuation-related analysis and make capital structure-related decisions. Adjusted net debt includes long-term debt, net debt derivative assets or liabilities, short-term borrowings, and bank advances less cash and cash equivalents.

	As at March 31	As at December 31
(In millions of dollars, except ratios)	2015	2014
Long-term debt [1]	15,596	14,895
Net debt derivatives (assets) liabilities [2]	(1,441)	(846)
Short-term borrowings	1,035	842
Bank advances (cash and cash equivalents)	27	(176)
Adjusted net debt [3]	15,217	14,715
Adjusted net debt / adjusted operating profit [3,4]	3.1	2.9

[1]

Before the reduction in fair value arising from purchase accounting and deferred transaction costs and discounts. Includes current and long-term debt portions plus deferred transaction costs and discounts. See “Reconciliation of Adjusted Net Debt” in the section “Non-GAAP Measures” for the calculation of this amount.

[2]	Includes current and long-term debt derivative portions.
[3]

Adjusted net debt and adjusted net debt / adjusted operating profit are non-GAAP measures and should not be considered as a substitute or alternative for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

[4]	Adjusted net debt / adjusted operating profit is measured using adjusted operating profit for the last 12 consecutive months.

In addition to the bank advances as at March 31, 2015 noted above, we held $1,055 million of marketable securities in publicly-traded companies.

The adjusted net debt increased by $0.5 billion. See “Overview of Financial Position” for more information. Our long-term target range of adjusted net debt / adjusted operating profit is a value of 2.0 to 2.5.

Outstanding common shares

	As at March 31	As at December 31
	2015	2014
Common shares outstanding
Class A Voting	112,442,792	112,448,000
Class B Non-Voting	402,303,238	402,297,667
Total common shares	514,746,030	514,745,667

Options to purchase Class B Non-Voting shares
Outstanding options	6,018,186	5,759,786
Outstanding options exercisable	3,047,200	3,363,046

[1] Holders of our Class B Non-Voting shares are entitled to receive notice of and to attend shareholder meetings; however, they are not entitled to vote at these meetings except as required by law or stipulated by stock exchanges. If an offer is made to purchase outstanding Class A Voting shares, there is no requirement under applicable law or our constating documents that an offer be made for the outstanding Class B Non-Voting shares, and there is no other protection available to shareholders under our constating documents. If an offer is made to purchase both classes of shares, the offer for the Class A Voting shares may be made on different terms than the offer for the Class B Non-Voting shares.

COMMITMENTS AND CONTRACTUAL OBLIGATIONS

See our 2014 Annual MD&A for a summary of our material obligations under firm contractual arrangements, including commitments for future payments under long-term debt arrangements and operating lease arrangements. These are also discussed in Notes 16, 21, and 29 of our 2014 Annual Audited Consolidated Financial Statements.

Except where otherwise disclosed in this MD&A, there have been no material changes to our material contractual obligations, as identified in our 2014 Annual MD&A, since December 31, 2014.

Rogers Communications Inc.	24	First Quarter 2015

Regulatory Developments

Please see our 2014 Annual MD&A for a discussion of the significant regulations that affected our operations as at February 13, 2015. The following is a list of the significant regulatory developments since that date.

Rogers NHL GameCentre LIVE GamePlus

On March 16, 2015, the CRTC denied a complaint by certain companies claiming that the Rogers NHL GameCentre LIVE GamePlus, the exclusive content tier of Rogers NHL GameCentre LIVE, violates CRTC regulations.

Television services distribution

On March 19, 2015, the CRTC released the third of its decisions (“the Decision”) related to its Let’s Talk TV (LTTV) proceeding. The CRTC ordered distributors to offer customers an option for a small basic service consisting only of Canadian local channels (local radio is optional), national mandatory services, community and provincial legislature channels, and, should they wish, US 4+1 networks beginning March 1, 2016. The retail rate for this entry-level service will be capped at $25 per month (excluding equipment). The CRTC adopted phased-in requirements for selling channels to customers “à la carte” and as part of “pick-packs”. All channels above the basic tier must be offered on an à la carte basis or in smaller, reasonably priced packages by March 1, 2016. By December 1, 2016 they must be offered in both forms. As a Broadcasting Distribution Undertaking (BDU), we will be permitted to continue to offer our existing basic service and programming packages. The CRTC will also revise its existing “preponderance” rule so that consumers will have to be offered, but will not have to receive, a majority of Canadian services.

The CRTC also proposed several changes to the Vertical Integration (VI) Code (now called the Wholesale Code). A new proceeding was announced to address these proposed changes with comments due on May 4, 2015. All licensed programmers and BDUs will be required to comply with the Wholesale Code, which will be implemented by September 2015.

The Decision also addressed rules for distribution of foreign services authorized for distribution in Canada, including requirements that foreign services make their channels available à la carte and in pick-packs or in smaller pre-assembled packages and abide by the Wholesale Code. The Decision also addressed access rules for VI-owned services and independent services, channel packaging, and buy-through rules for multicultural services.

On March 26, 2015, in the final decision related to LTTV, the Commission announced plans to establish a Television Service Provider (TVSP) Code of Conduct to govern certain aspects of the relationship between TVSPs and their customers as well as to allow consumers to complain to the CCTS about their providers. The decision also introduced new requirements related to the provision of service to persons with disabilities for both BDUs and broadcasters.

AWS-3 spectrum auction

On March 6, 2015, Industry Canada announced the results of the Advanced Wireless Services (AWS-3) wireless spectrum auction of the 1755-1780 MHz and 2155-2180 MHz bands. Rogers did not acquire any spectrum in this auction.

CRTC review of basic telecommunications services

On April 9, 2015, the CRTC issued Telecom Notice of Consultation 2015-134. The CRTC will examine which telecommunications services Canadians require to participate meaningfully in the digital economy and the CRTC’s role in ensuring the availability of affordable basic telecommunications services to all Canadians. Initial comments are due June 30, 2015. A public hearing will commence on April 11, 2016.

Updates to Risks and Uncertainties

Please see our 2014 Annual MD&A for a discussion of the principal risks and uncertainties that could have a material adverse effect on our business and financial results as at February 13, 2015 and should be reviewed in conjunction with this interim quarterly MD&A. The following litigation may contribute to those risks and uncertainties:

System access fee - Saskatchewan

In 2004, a class action commenced against providers of wireless communications in Canada under the Class Actions Act (Saskatchewan). The class action related to the system access fee wireless carriers charged to some of their customers. The plaintiffs are seeking unspecified damages and punitive damages, which would effectively be a reimbursement of all system access fees collected.

In 2007, the Saskatchewan Court granted the plaintiffs’ application to have the proceeding certified as a national, “opt-in” class action where affected customers outside Saskatchewan must take specific steps to participate in the

Rogers Communications Inc.	25	First Quarter 2015

proceeding. In 2008, our motion to stay the proceeding based on the arbitration clause in our wireless service agreements was granted. The Saskatchewan Court directed that its order, in respect of the certification of the action, would exclude customers who are bound by an arbitration clause from the class of plaintiffs.

In August 2009, counsel for the plaintiffs began a second proceeding under the Class Actions Act (Saskatchewan) asserting the same claims as the original proceeding. If successful, this second class action would be an “opt-out” class proceeding. This second proceeding was ordered conditionally stayed in 2009 on the basis that it was an abuse of process.

In April 2013, the plaintiffs applied for an order to be allowed to proceed with the second system access fee class action. In August 2013, the court denied this application and the second action remains conditionally stayed. In December 2013 the plaintiffs applied for an order permitting them to amend the Statement of Claim to reintroduce the claims with which they were not permitted to proceed in the 2007 certification decision. In March 2014, the court denied this application.

At the time the Saskatchewan class action was commenced in 2014, corresponding claims were filed in multiple jurisdictions across Canada, although no active steps were taken by the plaintiffs. In 2014, the Nova Scotia Supreme Court declined to stay or dismiss the corresponding claim brought by the plaintiffs in Nova Scotia as an abuse of process. Rogers has filed an appeal in respect of that decision. The Manitoba Court of Queen’s Bench unconditionally stayed the corresponding claim brought in Manitoba as an abuse of process. An appeal in respect of that decision has been dismissed by the Manitoba Court of Appeal in 2015. A similar decision has been issued by the B.C. Court of Appeal. In 2015 the Court of Queen’s Bench of Alberta declined to dismiss the corresponding claim in Alberta. We have filed an appeal. We have not recorded a liability for this contingency.

System access fee - British Columbia

In December 2011, a class action was launched in British Columbia against providers of wireless communications in Canada in response to the system access fee wireless carriers charge to some of their customers. The class action related to allegations of misrepresentations contrary to the Business Practices and Consumer Protection Act (British Columbia), among other things. The plaintiffs sought unspecified damages and restitution. A certification hearing was held in April 2014 and in June 2014 the court denied the certification application. An appeal by the plaintiffs was heard in November 2014. We have not recorded a liability for this contingency.

911 fee

In June 2008, a class action was launched in Saskatchewan against providers of wireless communications services in Canada. It involves allegations of breach of contract, misrepresentation, and false advertising, among other things, in relation to the 911 fee that had been charged by us and the other wireless telecommunication providers in Canada. The plaintiffs are seeking unspecified damages and restitution. The plaintiffs intend to seek an order certifying the proceeding as a national class action in Saskatchewan. We have not recorded a liability for this contingency.

Cellular devices

In July 2013, a class action was launched in British Columbia against providers of wireless communications in Canada and manufacturers of wireless devices. The class action relates to the alleged adverse health effects incurred by long-term users of cellular devices. The plaintiffs are seeking unspecified damages and punitive damages, effectively equal to the reimbursement of the portion of revenues the defendants have received that can reasonably be attributed to the sale of cellular phones in Canada. We have not recorded a liability for this contingency.

Other claims

There are certain other claims and potential claims against us. We do not expect any of these to have a material adverse effect on our financial results.

Outcome of proceedings

The outcome of all the proceedings and claims against us, including the matters described above, is subject to future resolution that includes the uncertainties of litigation. It is not possible for us to predict the result or magnitude of the claims due to the various factors and uncertainties involved in the legal process. Based on information currently known to us, we believe that it is not probable that the ultimate resolution of any such proceedings and claims, individually or in total, will have a material adverse effect on our Condensed Consolidated Statements of Income or Condensed Consolidated Statements of Financial Position. If it becomes probable that we are liable, we record a provision in the period the change in probability occurs, and it could be material to our Condensed Consolidated Statements of Income or Condensed Consolidated Statements of Financial Position.

Rogers Communications Inc.	26	First Quarter 2015

Critical Accounting Policies and Estimates

Please see our 2014 Annual MD&A and our 2014 Annual Audited Consolidated Financial Statements and Notes for a discussion of the accounting policies and estimates that are critical to the understanding of our business operations and our results of operations. There were no changes to these policies and estimates this quarter.

Recent accounting pronouncements

We are required to adopt the following revised accounting standards on or after January 1, 2016, at the earliest. We are assessing the impact of adopting these revised standards on our forthcoming interim and annual consolidated financial statements.

—	IFRS 15, Revenue from Contracts with Customers
—	IFRS 9, Financial Instruments
—	Amendments to IAS 16, Property, Plant and Equipment and IAS 38, Intangible Assets
—	Amendments to IFRS 11, Joint Arrangements

We have not yet adopted certain additional accounting standards, interpretations, and amendments that were previously issued but are not yet effective. See our 2014 Annual Audited Consolidated Financial Statements and Notes for details.

Transactions with related parties

In certain instances, we have entered into business transactions with companies whose partners or senior officers are Directors of Rogers, including the chairman and chief executive officer of a firm that is paid commissions for insurance coverage, the non-executive chairman of a law firm that provides an immaterial portion of the Company’s legal services, and the chairman of a company that provides printing services. We record these transactions at the amount agreed to by the related parties. These transactions are reviewed by the Audit Committee of our Board of Directors.

	Three months ended March 31
(In millions of dollars)	2015	2014	% Chg
Printing, legal services and commissions paid on premiums for insurance coverage	10	10	-

We have also entered into certain transactions with our controlling shareholder and companies it controls. These transactions are subject to formal agreements approved by the Audit Committee of our Board of Directors. Total amounts paid to these related parties generally reflect the charges to Rogers for occasional business use of aircraft, net of other administrative services, and were less than $1 million for the three months ended March 31, 2015 and March 31, 2014.

Controls and procedures

There have been no changes in our internal controls over financial reporting this quarter that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Seasonality

Our operating results generally vary from quarter to quarter as a result of changes in general economic conditions and seasonal fluctuations, among other things, in each of our business segments. This means our results in one quarter are not necessarily indicative of how we will perform in a future quarter. Wireless, Cable, and Media each have unique seasonal aspects to, and certain other historical trends in, their businesses. For specific discussions of the seasonal trends affecting our business segments, refer to our 2014 Annual MD&A.

Financial Guidance

We have no changes to the 2015 annual consolidated guidance ranges for adjusted operating profit, additions to property, plant and equipment, or free cash flow that we provided on January 29, 2015. See “About Forward-Looking Information” in this MD&A and in our 2014 Annual MD&A.

Rogers Communications Inc.	27	First Quarter 2015

Key Performance Indicators

We measure the success of our strategy using a number of key performance indicators that are defined and discussed in our 2014 Annual MD&A and this MD&A. We believe these key performance indicators allow us to appropriately measure our performance against our operating strategy as well as against the results of our peers and competitors. The following key performance indicators are not measurements in accordance with IFRS and should not be considered as an alternative to net income or any other measure of performance under IFRS. They include:

—	Subscriber counts;
—	Subscriber churn;
—	Average revenue per user (ARPU);
—	Average revenue per account (ARPA); and
—	Capital intensity.

Commencing this quarter, we are disclosing ARPA as one of our key performance indicators, which is described below:

Average revenue per account - Wireless

Average revenue per account (ARPA) helps us identify trends and measure our success in attracting and retaining multiple-device accounts. A single Wireless postpaid account typically provides subscribers with the advantage of allowing for the pooling of plan attributes across multiple devices and on a single bill. Each Wireless postpaid account is represented by an identifiable billing account number. A single Wireless postpaid account may include more than one identifiable telephone number and receive monthly Wireless services for a variety of connected devices including smartphones, basic phones, tablets, and other devices. Wireless postpaid accounts under our various brand names are considered separate accounts. We calculate Wireless ARPA by dividing total Wireless postpaid network revenue (monthly) by the average number of Wireless postpaid accounts for the same time period.

	Three months ended March 31
(In millions of dollars, except ARPA and months; subscribers in thousands)	2015	2014
Postpaid ARPA (monthly)
Total network revenue	1,672	1,636
Less: prepaid revenue	58	58
Postpaid (voice and data) revenue	1,614	1,578
Divided by: average Wireless postpaid accounts	5,006	5,102
Divided by: three months for the quarter	3	3
Postpaid ARPA (monthly)	$ 107.47	$ 103.10

Rogers Communications Inc.	28	First Quarter 2015

Non-GAAP Measures

We use the following non-GAAP measures. These are reviewed regularly by management and our Board of Directors in assessing our performance and making decisions regarding the ongoing operations of our business and its ability to generate cash flows. Some or all of these measures may also be used by investors, lending institutions, and credit rating agencies as an indicator of our operating performance, our ability to incur and service debt, and as a measurement to value companies in the telecommunications sector. These are not recognized measures under GAAP and do not have standard meanings under IFRS, so they may not be a reliable way to compare us to other companies.

Non-GAAP measure	Why we use it	How we calculate it	Most comparable IFRS financial measure
Adjusted operating profit and related margin

—      To evaluate the performance of our businesses  and when making decisions about the ongoing  operations of the business and our ability to  generate cash flows.

—      We believe that certain investors and analysts  use adjusted operating profit to measure our  ability to service debt and to meet other payment  obligations.

—       We also use it as one component in determining  short-term incentive compensation for all  management employees.

Adjusted operating profit:

Net income

add back

income taxes, other (income) expense, finance costs, depreciation and amortization, impairment of assets, stock-based compensation, and restructuring, acquisition and other expenses.

Adjusted operating profit margin:

Adjusted operating profit

divided by

Operating revenue (network revenue for Wireless).

Net income
Adjusted net income Adjusted basic and diluted earnings per share

—      To assess the performance of our businesses  before the effects of these items, because they  affect the comparability of our financial results  and could potentially distort the analysis of  trends in business performance. Excluding these  items does not imply they are non-recurring.

Net income

add back

stock-based compensation, restructuring, acquisition and other expenses, impairment of assets, gains on sale of investments, losses on repayment of long-term debt, and income tax adjustments on these items, including adjustments as a result of legislative changes.

Net income Basic and diluted earnings per share
Free cash flow

—      To show how much cash we have available to  repay debt and reinvest in our company, which  is an important indicator of our financial strength  and performance.

—      We believe that some investors and analysts use  free cash flow to value a business and its  underlying assets.

		Adjusted operating profit minus additions to property, plant and equipment, interest on borrowings net of interest capitalized, and cash income taxes.	Cash provided by operating activities
Adjusted net debt	— To conduct valuation-related analysis and make decisions about capital structure. — We believe this helps investors and analysts analyze our enterprise and equity value and assess our leverage.

Total long-term debt

plus

current portion of long-term debt, deferred transaction costs and discounts, net debt derivative assets or liabilities, bank advances, and short-term borrowings minus

cash and cash equivalents.

Long-term debt
Adjusted net debt to adjusted operating profit	— To conduct valuation-related analysis and make decisions about capital structure. — We believe this helps investors and analysts analyze our enterprise and equity value and assess our leverage.	Adjusted net debt (defined above) divided by 12 months trailing adjusted operating profit (defined above).	Long-term debt divided by net income

Rogers Communications Inc.	29	First Quarter 2015

Reconciliation of adjusted operating profit

	Three months ended March 31
(In millions of dollars)	2015	2014

Net income	255	307
Add (deduct):
Income taxes	82	106
Other (income)	(3)	(10)
Finance costs	210	225
Depreciation and amortization	559	519
Stock-based compensation	12	5
Restructuring, acquisition and other	9	9

Adjusted operating profit	1,124	1,161
Reconciliation of adjusted net income
	Three months ended March 31
(In millions of dollars)	2015	2014

Net income	255	307
Add (deduct):
Stock-based compensation	12	5
Restructuring, acquisition and other	9	9
Loss on repayment of long-term debt	7	29
Income tax impact of above items	(8)	(10)

Adjusted net income	275	340
Reconciliation of free cash flow
	Three months ended March 31
(In millions of dollars)	2015	2014

Cash provided by operating activities	227	408
Add (deduct):
Property, plant and equipment expenditures	(475)	(488)
Interest on borrowings, net of capitalization	(188)	(183)
Restructuring, acquisition and other	9	9
Interest paid	263	236
Change in non-cash working capital	350	309
Other adjustments	80	65

Free cash flow	266	356

Rogers Communications Inc.	30	First Quarter 2015

Reconciliation of adjusted net debt and adjusted net debt / adjusted operating profit

	As at March 31	As at December 31
(In millions of dollars)	2015	2014

Current portion of long-term debt	-	963
Long-term debt	15,490	13,824
Deferred transaction costs and discounts	106	108
	15,596	14,895
Add (deduct):
Net debt derivatives assets	(1,441)	(846)
Short-term borrowings	1,035	842
Bank advances (cash and cash equivalents)	27	(176)
Adjusted net debt	15,217	14,715

	As at March 31	As at December 31
(In millions of dollars, except ratios)	2015	2014

Adjusted net debt / adjusted operating profit
Adjusted net debt	15,217	14,715
Divided by: trailing 12 months adjusted operating profit	4,982	5,019
Adjusted net debt / adjusted operating profit	3.1	2.9
Reconciliation of adjusted earnings per share
(In millions of dollars, except per share amounts;	Three months ended March 31
number of shares outstanding in millions)	2015	2014

Adjusted basic earnings per share:
Adjusted net income	275	340
Divided by: weighted average number of shares outstanding	515	515
Adjusted basic earnings per share	0.53	0.66

Adjusted diluted earnings per share:
Adjusted net income	275	340
Divided by: diluted weighted average number of shares outstanding	517	517
Adjusted diluted earnings per share	0.53	0.66

Rogers Communications Inc.	31	First Quarter 2015

Other Information

Consolidated financial results - quarterly summary

The table below shows our consolidated results for the past eight quarters.

	2015	2014				2013
(In millions of dollars, except per share amounts)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Operating revenue
Wireless	1,794	1,898	1,880	1,800	1,727	1,851	1,846	1,813
Cable	870	871	864	872	860	871	873	870
Business Solutions	94	97	96	95	94	98	93	90
Media	464	544	440	475	367	453	440	470
Corporate items and intercompany eliminations	(47)	(44)	(28)	(30)	(28)	(30)	(28)	(31)
Total operating revenue	3,175	3,366	3,252	3,212	3,020	3,243	3,224	3,212

Adjusted operating profit (loss)
Wireless	765	725	888	843	790	696	875	821
Cable	402	424	409	423	409	433	425	431
Business Solutions	28	34	32	28	28	29	29	25
Media	(32)	78	23	54	(24)	49	55	64
Corporate items and intercompany eliminations	(39)	(28)	(40)	(35)	(42)	(40)	(43)	(35)
Adjusted operating profit [1]	1,124	1,233	1,312	1,313	1,161	1,167	1,341	1,306
Stock-based compensation	(12)	(12)	(9)	(11)	(5)	(18)	(7)	(1)
Restructuring, acquisition and other	(9)	(43)	(91)	(30)	(9)	(24)	(38)	(14)
Depreciation and amortization	(559)	(560)	(533)	(532)	(519)	(508)	(477)	(463)
Finance costs	(210)	(202)	(202)	(188)	(225)	(196)	(180)	(185)
Other income (expense)	3	10	(12)	(9)	10	14	(3)	60
Net income before income taxes	337	426	465	543	413	435	636	703
Income taxes	(82)	(129)	(133)	(138)	(106)	(115)	(172)	(171)
Net income	255	297	332	405	307	320	464	532

Earnings per share:
Basic	$ 0.50	$ 0.58	$ 0.64	$ 0.79	$ 0.60	$ 0.62	$ 0.90	$ 1.03
Diluted	$ 0.48	$ 0.57	$ 0.64	$ 0.76	$ 0.57	$ 0.62	$ 0.90	$ 0.93

Net income	255	297	332	405	307	320	464	532
Add (deduct):
Stock-based compensation	12	12	9	11	5	18	7	1
Restructuring, acquisition and other	9	43	91	30	9	24	38	14
Loss on repayment of long-term debt	7	-	-	-	29	-	-	-
Gain on sale of TVtropolis	-	-	-	-	-	-	-	(47)
Income tax impact of above items	(8)	(11)	(27)	(14)	(10)	(5)	(8)	(11)
Income tax adjustment, legislative tax change	-	14	-	-	-	-	-	8
Adjusted net income [1]	275	355	405	432	340	357	501	497

Adjusted earnings per share [1]:
Basic	$ 0.53	$ 0.69	$ 0.79	$ 0.84	$ 0.66	$ 0.69	$ 0.97	$ 0.97
Diluted	$ 0.53	$ 0.69	$ 0.78	$ 0.84	$ 0.66	$ 0.69	$ 0.97	$ 0.96

Additions to property, plant and equipment	475	664	638	576	488	703	548	525
Free cash flow [1]	266	275	370	436	356	109	506	505
Cash provided by operating activities	227	1,031	1,057	1,202	408	1,072	1,052	1,061

[1]

Adjusted operating profit, adjusted net income, adjusted basic and diluted earnings per share, and free cash flow are non-GAAP measures and should not be considered as a substitute or alternative for GAAP measures. They are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

Rogers Communications Inc.	32	First Quarter 2015

Summary of financial results of long-term debt guarantor

As at March 31, 2015, our outstanding public debt, $2.4 billion bank credit and letter of credit facilities, and derivatives are unsecured obligations of RCI, as obligor, and RCP, as either co-obligor or guarantor, as applicable.

The following table sets forth the selected unaudited consolidated summary financial information for RCI for the periods identified below, presented with a separate column for: (i) RCI, (ii) RCP, (iii) our non-guarantor subsidiaries (Other Subsidiaries) on a combined basis, (iv) consolidating adjustments, and (v) the total consolidated amounts.

Three months ended March 31	RCI[1,2]		RCP[1,2]		Non-guarantor subsidiaries[1,2]		Consolidated adjustments[1,2]		Total
(unaudited) (In millions of dollars)	Mar. 31 2015	Mar. 31 2014	Mar. 31 2015	Mar. 31 2014	Mar. 31 2015	Mar. 31 2014	Mar. 31 2015	Mar. 31 2014	Mar. 31 2015	Mar. 31 2014

Selected Income Statement data measure:
Revenue	6	5	2,713	2,641	512	407	(56)	(33)	3,175	3,020
Net Income (loss)	255	307	578	704	9	(120)	(587)	(584)	255	307

As at period end	RCI[1,2]		RCP[1,2]		Non-guarantor subsidiaries[1,2]		Consolidated adjustments[1,2]		Total
(unaudited) (In millions of dollars)	Mar. 31 2015	Dec. 31 2014	Mar. 31 2015	Dec. 31 2014	Mar. 31 2015	Dec. 31 2014	Mar. 31 2015	Dec. 31 2014	Mar. 31 2015	Dec. 31 2014

Selected Balance Sheet data measure:
Current assets	20,385	18,530	14,778	13,764	5,407	1,775	(38,273)	(31,724)	2,297	2,345
Non-current assets	16,003	23,760	16,300	16,347	23,892	24,612	(31,503)	(40,542)	24,692	24,177
Current liabilities	18,919	17,701	7,198	6,716	16,185	13,870	(38,522)	(33,367)	3,780	4,920
Non-current liabilities	17,473	15,619	348	443	1,229	1,220	(1,282)	(1,161)	17,768	16,121

[1]	For the purposes of this table, investments in subsidiary companies are accounted for by the equity method.
[2]

Amounts recorded in current liabilities and non-current liabilities for RCP do not include any obligations arising as a result of it being a guarantor or co-obligor, as the case may be, under any of RCI’s long-term debt.

Rogers Communications Inc.	33	First Quarter 2015

About Forward-Looking Information

This MD&A includes “forward-looking information” within the meaning of applicable securities laws, and assumptions about, among other things, our business, operations, and financial performance and condition approved by our management on the date of this MD&A. This forward-looking information and these assumptions include, but are not limited to, statements about our objectives and strategies to achieve those objectives, and about our beliefs, plans, expectations, anticipations, estimates, or intentions.

Forward-looking information and statements

—

typically include words like could, expect, may, anticipate, assume, believe, intend, estimate, plan, project, guidance, outlook, and similar expressions, although not all forward-looking information and statements include them;

—

include conclusions, forecasts, and projections that are based on our current objectives and strategies and on estimates, expectations, assumptions, and other factors, most of which are confidential and proprietary and that we believe to be reasonable at the time they were applied but may prove to be incorrect; and

—	were approved by our management on the date of this MD&A.

Our forward-looking information and statements include forecasts and projections related to the following items, among others:

— — — — — —	revenue adjusted operating profit property, plant and equipment expenditures cash income tax payments free cash flow dividend payments	—	expected growth in subscribers and the services to which they subscribe
		—	the cost of acquiring subscribers and deployment of new services
		—	continued cost reductions and efficiency improvements
		—	the growth of new products and services
		—	all other statements that are not historical facts.

We base our conclusions, forecasts, and projections on the following factors, among others:

—	general economic and industry growth rates	—	technology deployment
—	currency exchange rates and interest rates	—	availability of devices
—	product pricing levels and competitive intensity	—	timing of new product launches
—	subscriber growth	—	content and equipment costs
—	pricing, usage and churn rates	—	the integration of acquisitions
—	changes in government regulation	—	industry structure and stability.

Except as otherwise indicated, this MD&A and our forward-looking statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations, or other transactions that may be considered, announced or may occur after the date the statement containing the forward-looking information is made.

Risks and uncertainties

Actual events and results can be substantially different from what is expressed or implied by forward-looking information as a result of risks, uncertainties, and other factors, many of which are beyond our control, including but not limited to:

—	new interpretations and new accounting standards from accounting standards bodies	—	changing conditions in the entertainment, information, and communications industries
—	regulatory changes	—	the integration of acquisitions
—	technological change	—	litigation and tax matters
—	economic conditions	—	the level of competitive intensity
—	unanticipated changes in content or equipment costs	—	the emergence of new opportunities.

Rogers Communications Inc.	34	First Quarter 2015

These factors can also affect our objectives, strategies, and intentions. Many of these factors are beyond our control or our current expectations or knowledge. Should one or more of these risks, uncertainties, or other factors materialize, our objectives, strategies, or intentions change, or any other factors or assumptions underlying the forward-looking information prove incorrect, our actual results and our plans could vary significantly from what we currently foresee.

Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and caution them that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information or the factors or assumptions underlying them, whether as a result of new information, future events, or otherwise, except as required by law. All of the forward-looking information in this MD&A is qualified by the cautionary statements herein.

Before making an investment decision

Before making any investment decisions and for a detailed discussion of the risks, uncertainties, and environment associated with our business, fully review the sections of this MD&A entitled “Updates to Risks and Uncertainties” and “Regulatory Developments” and fully review the sections in our 2014 Annual MD&A entitled “Regulation in Our Industry” and “Governance and Risk Management”, as well as our various other filings with Canadian and US securities regulators, which can be found at sedar.com and sec.gov, respectively.

About Rogers

Rogers Communications is a leading diversified public Canadian communications and media company. We are Canada’s largest provider of wireless communications services and one of Canada’s leading providers of cable television, high-speed Internet and telephony services to consumers and businesses. Through Rogers Media, we are engaged in radio and television broadcasting, televised shopping, magazines and trade publications, sports entertainment, and digital media. Our stock is publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI). For further information about the Rogers group of companies, please visit rogers.com.

Information on or connected to our website is not part of or incorporated into this MD&A.

Investment community contacts Bruce M. Mann 416.935.3532 bruce.mann@rci.rogers.com Dan R. Coombes 416.935.3550 dan.coombes@rci.rogers.com Bruce Watson 416.935.3582 bruce.watson@rci.rogers.com	Media contact Terrie Tweddle 416.935.4727 terrie.tweddle@rci.rogers.com

Rogers Communications Inc.	35	First Quarter 2015

Quarterly Investment Community Teleconference

The first quarter 2015 results teleconference with the investment community will be held on:

—	April 20, 2015
—	4:30 p.m. Eastern Time
—	webcast available at rogers.com/webcast

A rebroadcast will be available at rogers.com/investors on the Events and Presentations page for at least two weeks following the teleconference. Additionally, investors should note that from time to time, Rogers management presents at brokerage-sponsored investor conferences. Most often, but not always, these conferences are webcast by the hosting brokerage firm, and when they are webcast, links are made available on Rogers’ website at rogers.com/events and are placed there generally at least two days before the conference.

For More Information

You can find additional information relating to us on our website (rogers.com/investors), on SEDAR (sedar.com), on EDGAR (sec.gov), or by e-mailing your request to investor.relations@rci.rogers.com. Information on or connected to these and other websites referenced in this MD&A is not part of, or incorporated into, this MD&A.

You can also go to rogers.com/investors for information about our governance practices, corporate social responsibility reporting, a glossary of communications and media industry terms, and additional information about our business.

# # #

Rogers Communications Inc.	36	First Quarter 2015

Rogers Communications Inc.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

Three months ended March 31, 2015 and 2014

Rogers Communications Inc.

Interim Condensed Consolidated Statements of Income

(In millions of Canadian dollars, except per share amounts, unaudited)

		Three months ended March 31
	Note	2015	2014

Operating revenue		3,175	3,020

Operating expenses:
Operating costs	4	2,063	1,864
Depreciation and amortization		559	519
Restructuring, acquisition and other	5	9	9
Finance costs	6	210	225
Other income		(3)	(10)

Income before income taxes		337	413
Income taxes		82	106

Net income for the period		255	307

Earnings per share:
Basic	7	$ 0.50	$ 0.60
Diluted	7	$ 0.48	$ 0.57

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Rogers Communications Inc.	1	First Quarter 2015

Rogers Communications Inc.

Interim Condensed Consolidated Statements of Comprehensive Income

(In millions of Canadian dollars, unaudited)

		Three months ended March 31
	Note	2015	2014

Net income for the period		255	307

Other comprehensive income (loss):

Items that may subsequently be reclassified to income:
Change in fair value of available-for-sale investments:
(Decrease) increase in fair value		(74)	139
Related income tax recovery (expense)		10	(18)

		(64)	121

Cash flow hedging derivative instruments:
Unrealized gain in fair value of derivative instruments		741	336
Reclassification to net income of gain on debt derivatives		(650)	(270)
Reclassification to net income for loss on repayment of long-term debt	8	7	29
Reclassification to net income or property, plant and equipment of gain on expenditure derivatives		(33)	(18)
Reclassification to net income for accrued interest		(13)	-
Related income tax expense		(44)	(21)

		8	56

Share of other comprehensive income of equity-accounted investments, net of tax		8	-

Other comprehensive (loss) income for the period		(48)	177

Comprehensive income for the period		207	484

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Rogers Communications Inc.	2	First Quarter 2015

Rogers Communications Inc.

Interim Condensed Consolidated Statements of Financial Position

(In millions of Canadian dollars, unaudited)

		As at March 31	As at December 31
	Note	2015	2014

Assets

Current assets:
Cash and cash equivalents		-	176
Accounts receivable		1,440	1,591
Inventories		380	251
Other current assets		328	191
Current portion of derivative instruments	8	149	136
Total current assets		2,297	2,345

Property, plant and equipment		10,610	10,655
Intangible assets		6,537	6,588
Investments	9	1,866	1,898
Derivative instruments	8	1,430	788
Other long-term assets		357	356
Deferred tax assets		9	9
Goodwill		3,883	3,883

Total assets		26,989	26,522

Liabilities and shareholders’ equity

Current liabilities:
Bank advances		27	-
Short-term borrowings	10	1,035	842
Accounts payable and accrued liabilities		2,141	2,578
Income tax payable		-	47
Current portion of provisions		7	7
Unearned revenue		495	443
Current portion of long-term debt	11	-	963
Current portion of derivative instruments	8	75	40
Total current liabilities		3,780	4,920

Provisions		52	55
Long-term debt	11	15,490	13,824
Derivative instruments	8	100	11
Other long-term liabilities		360	462
Deferred tax liabilities		1,766	1,769
Total liabilities		21,548	21,041

Shareholders’ equity	12	5,441	5,481

Total liabilities and shareholders’ equity		26,989	26,522

Subsequent event	11
Contingent liabilities	15

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Rogers Communications Inc.	3	First Quarter 2015

Rogers Communications Inc.

Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity

(In millions of Canadian dollars, except number of shares, unaudited)

	Class A		Class B
	Voting shares		Non-voting shares

Three months ended March 31, 2015	Amount	Number of shares (000s)	Amount	Number of shares (000s)	Retained earnings	Available-for- sale financial assets reserve	Hedging reserve	Equity investment hedging reserve	Total shareholders’ equity

Balances, January 1, 2015	72	112,448	402	402,298	4,172	721	104	10	5,481

Net income for the period	-	-	-	-	255	-	-	-	255

Other comprehensive income (loss):
Available-for-sale investments, net of tax	-	-	-	-	-	(64)	-	-	(64)
Derivative instruments accounted for as hedges, net of tax	-	-	-	-	-	-	8	-	8
Share of equity-accounted investments, net of tax	-	-	-	-	-	-	-	8	8

Total other comprehensive income (loss)	-	-	-	-	-	(64)	8	8	(48)

Comprehensive income for the period	-	-	-	-	255	(64)	8	8	207

Transactions with shareholders recorded directly in equity:
Dividends declared	-	-	-	-	(247)	-	-	-	(247)
Share class exchange	-	(5)	-	5	-	-	-	-	-

Total transactions with shareholders	-	(5)	-	5	(247)	-	-	-	(247)

Balances, March 31, 2015	72	112,443	402	402,303	4,180	657	112	18	5,441

	Class A		Class B
	Voting shares		Non-voting shares

Three months ended March 31, 2014	Amount	Number of shares (000s)	Amount	Number of shares (000s)	Retained earnings	Available-for- sale financial assets reserve	Hedging reserve	Equity investment hedging reserve	Total shareholders’ equity

Balances, January 1, 2014	72	112,462	401	402,281	3,896	401	(101)	-	4,669

Net income for the period	-	-	-	-	307	-	-	-	307

Other comprehensive income:
Available-for-sale investments, net of tax	-	-	-	-	-	121	-	-	121
Derivative instruments accounted for as hedges, net of tax	-	-	-	-	-	-	56	-	56

Total other comprehensive income	-	-	-	-	-	121	56	-	177

Comprehensive income for the period	-	-	-	-	307	121	56	-	484

Transactions with shareholders recorded directly in equity:
Dividends declared	-	-	-	-	(235)	-	-	-	(235)

Balances, March 31, 2014	72	112,462	401	402,281	3,968	522	(45)	-	4,918

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Rogers Communications Inc.	4	First Quarter 2015

Rogers Communications Inc.

Interim Condensed Consolidated Statements of Cash Flows

(In millions of Canadian dollars, unaudited)

		Three months ended March 31
	Note	2015	2014
Operating activities:
Net income for the period		255	307
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization		559	519
Program rights amortization		22	16
Finance costs	6	210	225
Income taxes		82	106
Stock-based compensation	13	12	5
Post-employment benefits contributions, net of expense		(95)	(85)
Other		(10)	(6)
		1,035	1,087
Change in non-cash operating working capital items	16	(350)	(309)
		685	778
Income taxes paid		(195)	(134)
Interest paid		(263)	(236)

Cash provided by operating activities		227	408
Investing activities:
Additions to property, plant and equipment		(475)	(488)
Changes in non-cash working capital related to property, plant and equipment		(92)	(17)
Additions to program rights		(12)	(7)
Acquisitions and other strategic transactions, net of cash acquired		-	(658)
Other		(12)	(3)

Cash used in investing activities		(591)	(1,173)
Financing activities:
Proceeds received on short-term borrowings	10	208	-
Repayment of short-term borrowings	10	(15)	-
Issuance of long-term debt	11	1,658	2,082
Repayment of long-term debt	11	(1,609)	(1,221)
Proceeds on settlement of cross-currency interest rate exchange agreements and forward contracts	8	1,059	2,150
Payments on settlement of cross-currency interest rate exchange agreements and forward contracts	8	(905)	(2,115)
Transaction costs incurred		-	(27)
Dividends paid		(235)	(224)

Cash provided by financing activities		161	645

Change in cash and cash equivalents		(203)	(120)
Cash and cash equivalents, beginning of period		176	2,301

(Bank advances) cash and cash equivalents, end of period		(27)	2,181

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Rogers Communications Inc.	5	First Quarter 2015

Rogers Communications Inc.

Notes to Interim Condensed Consolidated Financial Statements (unaudited)

NOTE 1: NATURE OF THE BUSINESS

Rogers Communications Inc. (RCI) is a diversified Canadian communications and media company. Substantially all of our operations and sales are in Canada. RCI is incorporated in Canada and its registered office is located at 333 Bloor Street East, Toronto, Ontario, M4W 1G9. RCI’s shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

We report our results of operations in four segments. Each segment and the nature of its business is as follows:

Segment	Principal activities
Wireless	Wireless telecommunications operations for Canadian consumers and businesses
Cable	Cable telecommunications operations, including Internet, television, and telephony (phone) for Canadian consumers and businesses
Business Solutions

Network connectivity through our fibre network and data centre assets to support a range of voice, data, networking, hosting, and cloud-based services for small, medium, and large Canadian businesses, governments, and on a wholesale basis to other telecommunications providers

Media	A diversified portfolio of media properties, including television and radio broadcasting, specialty channels, multi-platform shopping, publishing, sports media and entertainment, and digital media

Wireless, Cable, and Business Solutions are operated by our wholly owned subsidiary, Rogers Communications Partnership (RCP), and certain other wholly owned subsidiaries. Media is operated by our wholly owned subsidiary, Rogers Media Inc., and its subsidiaries.

We, us, our, Rogers, Rogers Communications, and the Company refer to Rogers Communications Inc. and its subsidiaries. RCI refers to the legal entity Rogers Communications Inc., not including its subsidiaries. In addition to the business segments discussed below, RCI also holds interests in various investments and ventures.

Statement of Compliance

We prepared our interim condensed consolidated financial statements for the three months ended March 31, 2015 (first quarter 2015 interim financial statements), in accordance with International Accounting Standard 34, Interim Financial Reporting as issued by the International Accounting Standards Board (IASB) following the same accounting policies and methods of application as those disclosed in the annual audited consolidated financial statements for the year ended December 31, 2014 (2014 financial statements). These first quarter 2015 interim financial statements were approved by the Audit Committee on April 20, 2015.

Rogers Communications Inc.	6	First Quarter 2015

Notes to Interim Condensed Consolidated Financial Statements (unaudited)

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The notes presented in these first quarter 2015 interim financial statements include only significant transactions and changes occurring since our last year end of December 31, 2014 and do not include all disclosures required by International Financial Reporting Standards (IFRS) for annual financial statements. These first quarter 2015 interim financial statements should be read in conjunction with the 2014 financial statements.

Our operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results and thus, one quarter’s operating results are not necessarily indicative of a subsequent quarter’s operating results.

Recent accounting pronouncements not yet adopted

The IASB has issued new standards and amendments to existing standards. These changes are not yet adopted by us and could have an impact on future periods. These changes are described in detail in our 2014 financial statements.

—	IFRS 15, Revenue from Contracts with Customers
—	IFRS 9, Financial Instruments
—	Amendments to IAS 16, Property, Plant and Equipment and IAS 38, Intangible Assets
—	Amendments to IFRS 11, Joint Arrangements

We are assessing the impact of these standards on our consolidated financial statements.

NOTE 3: SEGMENTED INFORMATION

Our reportable segments are Wireless, Cable, Business Solutions, and Media. All four segments operate substantially in Canada. Corporate items and eliminations include our interests in businesses that are not reportable operating segments, corporate administrative functions, and eliminations of inter-segment revenue and costs. We follow the same accounting policies for our segments as those described in Note 2 in our 2014 financial statements. Segment results include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. We account for transactions between reportable segments in the same way we account for transactions with external parties and eliminate them on consolidation.

The Chief Executive Officer and Chief Financial Officer of RCI are the chief operating decision makers and regularly review our operations and performance by segment. They review adjusted operating profit as the key measure of profit for the purpose of assessing performance for each segment and to make decisions about the allocation of resources. Adjusted operating profit is income before stock-based compensation, depreciation and amortization, restructuring, acquisition and other, finance costs, other income, and income taxes.

Rogers Communications Inc.	7	First Quarter 2015

Notes to Interim Condensed Consolidated Financial Statements (unaudited)

Information by Segment

Three months ended March 31, 2015 (In millions of dollars)	Note	Wireless	Cable	Business Solutions	Media	Corporate items and eliminations	Consolidated totals

Operating revenue		1,794	870	94	464	(47)	3,175

Operating costs [1]		1,029	468	66	496	(8)	2,051

Adjusted operating profit		765	402	28	(32)	(39)	1,124

Stock-based compensation [1]	13						12
Depreciation and amortization							559
Restructuring, acquisition and other	5						9
Finance costs	6						210
Other income							(3)

Income before income taxes							337

Three months ended March 31, 2014 (In millions of dollars)	Note	Wireless	Cable	Business Solutions	Media	Corporate items and eliminations	Consolidated totals

Operating revenue		1,727	860	94	367	(28)	3,020

Operating costs [1]		937	451	66	391	14	1,859

Adjusted operating profit		790	409	28	(24)	(42)	1,161

Stock-based compensation [1]	13						5
Depreciation and amortization							519
Restructuring, acquisition and other	5						9
Finance costs	6						225
Other income							(10)

Income before income taxes							413

[1]	Included in Operating costs on the interim condensed consolidated financial statements.

NOTE 4: OPERATING COSTS

	Three months ended March 31
(In millions of dollars)	2015	2014

Cost of equipment sales and direct channel subsidies	394	299
Merchandise for resale	47	51
Other external purchases	1,158	1,041
Employee salaries and benefits and stock-based compensation	464	473

Total operating costs	2,063	1,864

Rogers Communications Inc.	8	First Quarter 2015

Notes to Interim Condensed Consolidated Financial Statements (unaudited)

NOTE 5: RESTRUCTURING, ACQUISITION AND OTHER

We incurred $9 million (2014 - $9 million) in restructuring, acquisition and other expenses, comprised of:

—	$8 million (2014 - $6 million) of restructuring expenses mainly for costs relating to reorganization changes; and
—	$1 million (2014 - $3 million) of acquisition-related transaction and other costs.

NOTE 6: FINANCE COSTS

		Three months ended March 31
(In millions of dollars)	Note	2015	2014

Interest on borrowings		196	188
Interest on post-employment benefits liability		3	2
Loss on repayment of long-term debt	8	7	29
Loss on foreign exchange		7	6
Capitalized interest		(8)	(6)
Other		5	6

Total finance costs		210	225

NOTE 7: EARNINGS PER SHARE

The table below shows the calculation of basic and diluted earnings per share for the three months ended March 31, 2015 and 2014.

	Three months ended March 31
(In millions of dollars, except per share amounts)	2015	2014

Numerator (basic) - Net income for the period	255	307

Denominator - Number of shares (in millions):
Weighted average number of shares outstanding - basic	515	515
Effect of dilutive securities (in millions):
Employee stock options	2	2

Weighted average number of shares outstanding - diluted	517	517

Earnings per share
Basic	$ 0.50	$ 0.60
Diluted	$ 0.48	$ 0.57

For the three months ended March 31, 2015 and 2014, accounting for outstanding share-based payments using the equity-settled method for stock-based compensation was determined to be more dilutive than using the cash-settled method. As a result, net income for the three months ended March 31, 2015 was reduced by $7 million (2014 - $13 million) in the diluted earnings per share calculation to account for these awards as if they were equity-settled.

A total of 2,325,902 options were out of the money for the three months ended March 31, 2015 (2014 - 503,458). These options were excluded from the calculation since they were anti-dilutive.

NOTE 8: FINANCIAL INSTRUMENTS

Derivative Instruments

We use derivative instruments from time to time to manage financial risks related to our business activities. These include debt derivatives, bond forwards, expenditure derivatives, and equity derivatives. We only use derivatives to manage risk and not for speculative purposes.

All of our currently outstanding debt derivatives, bond forwards, and expenditure derivatives have been designated as hedges for accounting purposes.

Debt derivatives

We use cross-currency interest exchange agreements (debt derivatives) to manage risks from fluctuations in foreign exchange rates associated with our US dollar-denominated debt instruments. We designate the debt derivatives as hedges for accounting purposes against the foreign exchange risk associated with specific debt instruments.

Rogers Communications Inc.	9	First Quarter 2015

Notes to Interim Condensed Consolidated Financial Statements (unaudited)

We did not enter into any new debt derivatives during the three months ended March 31, 2015. During the three months ended March 31, 2015 and 2014, the following debt derivatives matured in conjunction with the repayment or repurchase of the related senior notes (see note 11).

(In millions of dollars)

Maturity date	Notional Amount (US$)	Net cash settlement (proceeds) (Cdn$)

March 15, 2015	550	(106)
March 15, 2015	280	(48)
Total	830	(154)

March 1, 2014	750	(61)
March 15, 2014	350	26
Total	1,100	(35)

Upon the repayment of these senior notes (see note 11), a $7 million non-cash loss (2014 - $29 million loss), which was previously deferred in the hedging reserve, was recognized in net income. This loss relates to transactions in 2013 (2014 - transactions in 2008 and 2013) where contractual foreign exchange rates on the related debt derivatives were renegotiated to then-current rates.

As at March 31, 2015, we had US$5.2 billion (December 31, 2014 - US$6.0 billion) in US dollar-denominated senior notes and debentures, all of which had been hedged using debt derivatives.

Bond forwards

We use bond forward derivatives (bond forwards) to hedge interest rate risk on the senior notes we expect to issue in the future. As at March 31, 2015, we had $1.9 billion (December 31, 2014 - $1.9 billion) notional amount bond forwards outstanding, all of which were designated as hedges for accounting purposes. We did not enter into any new bond forwards or settle any existing bond forwards during the three months ended March 31, 2015.

Expenditure derivatives

We use foreign currency forward contracts (expenditure derivatives) to manage the foreign exchange risk in our operations, designating them as hedges for accounting purposes for certain of our forecasted operational and capital expenditures. We did not enter into any new expenditure derivatives during the three months ended March 31, 2015. As at March 31, 2015, we had US$780 million of expenditure derivatives outstanding with terms to maturity ranging from April 2015 to December 2016, at an average rate of $1.09/US$. During the three months ended March 31, 2015, we settled US$180 million (2014 - US$225 million) of expenditure derivatives for $199 million (2014 - $229 million).

Equity derivatives

We use total return swaps (equity derivatives) to hedge the market price appreciation risk of the RCI Class B shares granted under our stock-based compensation programs. The equity derivatives have not been designated as hedges for accounting purposes.

At March 31, 2015, we had equity derivatives for 5.7 million RCI Class B shares with a weighted average price of $50.37. In April 2015, we executed extension agreements for each of our equity derivative contracts under substantially the same terms and conditions with revised expiry dates to April 2016 (from April 2015).

During the three months ended March 31 2015, we recognized an expense, net of interest receipts, of $14 million (2014 - $11 million) in stock-based compensation expense related to the change in fair value of our equity derivative contracts net of received payments.

Fair Values of Financial Instruments

The carrying value of cash and cash equivalents, accounts receivable, bank advances, short-term borrowings, and accounts payable and accrued liabilities approximate their fair values because of the short-term nature of these financial instruments.

We determine the fair value of each of our publicly-traded investments using quoted market values. We determine the fair value of our private investments by using implied valuations from follow-on financing rounds, third party sale negotiations, or market-based approaches. These are applied appropriately to each investment depending on its future operating and profitability prospects.

Rogers Communications Inc.	10	First Quarter 2015

Notes to Interim Condensed Consolidated Financial Statements (unaudited)

The fair values of each of our public debt instruments are based on the period-end estimated market yields. We determine the fair values of our debt derivatives and expenditure derivatives using an estimated credit-adjusted mark-to-market valuation by discounting cash flows to the measurement date. In the case of debt derivatives and expenditure derivatives in an asset position, the credit spread for the financial institution counterparty is added to the risk-free discount rate to determine the estimated credit-adjusted value for each derivative. For those debt derivatives and expenditure derivatives in a liability position, our credit spread is added to the risk-free discount rate for each derivative.

The fair value of each of our bond forwards is determined by discounting cash flows to the measurement date that result from comparing the difference between the period end market forward yields to the forward yield in each bond forward multiplied by its notional amount.

The fair values of our equity derivatives are based on the quoted market value of RCI’s Class B Non-Voting shares.

Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instruments. The estimates are subjective in nature and involve uncertainties and matters of judgment.

Our disclosure of the three-level fair value hierarchy reflects the significance of the inputs used in measuring fair value:

—	Financial assets and financial liabilities in Level 1 are valued by referring to quoted prices in active markets for identical assets and liabilities.
—	Financial assets and financial liabilities in Level 2 are valued using inputs based on observable market data, either directly or indirectly, other than the quoted prices.
—	Level 3 valuations are based on inputs that are not based on observable market data.

There were no material financial instruments categorized in Level 3 as at March 31, 2015 and 2014 and there were no transfers between Level 1 and Level 2 during the respective periods.

The table below shows the financial instruments carried at fair value by valuation method as at March 31, 2015 and December 31, 2014.

	Carrying value		Level 1		Level 2
	As at Mar. 31	As at Dec. 31	As at Mar. 31	As at Dec. 31	As at Mar. 31	As at Dec. 31
(In millions of dollars)	2015	2014	2015	2014	2015	2014
Financial assets
Available-for-sale, measured at fair value:
Investments in publicly traded companies	1,055	1,130	1,055	1,130	-	-
Held-for-trading:
Debt derivatives accounted for as cash flow hedges	1,441	853	-	-	1,441	853
Bond forwards accounted for as cash flow hedges	-	1	-	-	-	1
Expenditure derivatives accounted as cash flow hedges	138	70	-	-	138	70
Total financial assets	2,634	2,054	1,055	1,130	1,579	924
Financial liabilities
Held-for-trading:
Debt derivatives accounted for as cash flow hedges	-	7	-	-	-	7
Bond forwards accounted for as cash flow hedges	130	14	-	-	130	14
Equity derivatives not accounted as cash flow hedges	45	30	-	-	45	30
Total financial liabilities	175	51	-	-	175	51

Rogers Communications Inc.	11	First Quarter 2015

Notes to Interim Condensed Consolidated Financial Statements (unaudited)

The fair value of our long-term debt as at March 31, 2015 is as follows:

(In millions of dollars)	As at March 31, 2015		As at December 31, 2014
	Carrying amount	Fair value[1]	Carrying amount	Fair value[1]

Long-term debt (including current portion)	15,490	17,657	14,787	16,584

[1]	Long-term debt (including current portion) is measured at level 2 in the three-level fair value hierarchy, based on period-end trading values.

We did not have any fair value through profit or loss, or held-to-maturity financial instruments as at March 31, 2015 or December 31, 2014.

NOTE 9: INVESTMENTS

	As at March 31	As at December 31
(In millions of dollars)	2015	2014

Investments in:
Publicly traded companies	1,055	1,130
Private companies	166	161
Investments, available-for-sale	1,221	1,291
Investments, associates and joint ventures	645	607

Total investments	1,866	1,898

NOTE 10: SHORT-TERM BORROWINGS

	As at March 31	As at December 31
(In millions of dollars)	2015	2014

Trade accounts receivable sold to buyer as security	1,302	1,135
Short-term borrowings from buyer	(1,035)	(842)

Overcollateralization	267	293

During the three months ended March 31, 2015, we received an additional $208 million (2014 - nil) of funding under the accounts receivable securitization program and repaid $15 million (2014 - nil) which changed our total funding under the program to $1,035 million as at March 31, 2015 (December 31, 2014 - $842 million).

As a result of the securitization program, we incurred interest costs of $4 million during the three months ended March 31, 2015 (2014 - $3 million), which we recorded in finance costs.

Rogers Communications Inc.	12	First Quarter 2015

Notes to Interim Condensed Consolidated Financial Statements (unaudited)

NOTE 11: LONG-TERM DEBT

			Principal	Interest	As at March 31	As at December 31
(In millions of dollars, except interest rates)	Due date		amount	rate	2015	2014

Bank credit facility				Floating	1,110	-
Senior notes [1]	2015	US	550	7.50%	-	638
Senior notes [2]	2015	US	280	6.75%	-	325
Senior notes	2016		1,000	5.80%	1,000	1,000
Senior notes	2017		500	3.00%	500	500
Senior notes	2017		250	Floating	250	250
Senior notes	2018	US	1,400	6.80%	1,773	1,624
Senior notes	2019		400	2.80%	400	400
Senior notes	2019		500	5.38%	500	500
Senior notes	2020		900	4.70%	900	900
Senior notes	2021		1,450	5.34%	1,450	1,450
Senior notes	2022		600	4.00%	600	600
Senior notes	2023	US	500	3.00%	633	580
Senior notes	2023	US	850	4.10%	1,077	986
Senior notes	2024		600	4.00%	600	600
Debentures [2]	2032	US	200	8.75%	254	232
Senior notes	2038	US	350	7.50%	443	406
Senior notes	2039		500	6.68%	500	500
Senior notes	2040		800	6.11%	800	800
Senior notes	2041		400	6.56%	400	400
Senior notes	2043	US	500	4.50%	633	580
Senior notes	2043	US	650	5.45%	823	754
Senior notes	2044	US	750	5.00%	950	870
					15,596	14,895
Deferred transaction costs and discounts					(106)	(108)
Less current portion					-	(963)

Total long-term debt					15,490	13,824

[1]	Senior notes originally issued by Rogers Wireless Inc. which are now unsecured obligations of RCI and for which RCP is an unsecured co-obligor.
[2]	Senior notes and debentures originally issued by Rogers Cable Inc. which are now unsecured obligations of RCI and for which RCP is an unsecured guarantor.

Each of the above senior notes and debentures are unsecured and guaranteed by RCP, ranking equally with all of RCI’s other senior notes and debentures, bank credit facilities, and letter of credit facilities. We use derivatives to hedge the foreign exchange risk associated with the principal and interest components of all of our US dollar-denominated senior notes and debentures (see note 8).

Bank Credit and Letter of Credit Facilities

During the three months ended March 31, 2015, we had $1.1 billion of net borrowings under our $2.5 billion bank credit facility, with $1.1 billion (December 31, 2014 - nil) outstanding as at March 31, 2015.

During the three months ended March 31, 2015, we arranged a new $1.0 billion term credit facility. This $1.0 billion term credit facility is available on a non-revolving basis and matures in April 2017 with no scheduled principal repayments prior to maturity. The interest rate charged on borrowings under the term credit facility falls within the range of pricing for our $2.5 billion bank credit facility. Subsequently, in April 2015, we borrowed the full amount of this $1.0 billion term credit facility and used the proceeds to repay a corresponding portion of the borrowings that were outstanding under our $2.5 billion revolving bank credit facility as at March 31, 2015.

As at March 31, 2015, we had available liquidity of $2.4 billion under our $3.6 billion of bank and letter of credit facilities (December 31, 2014 - $2.6 billion), of which we had utilized approximately $0.1 billion (December 31, 2014 - $0.1 billion) related to outstanding letters of credit and $1.1 billion of borrowings. Each of these facilities is unsecured and guaranteed by RCP and ranks equally with all of our senior notes and debentures.

Rogers Communications Inc.	13	First Quarter 2015

Notes to Interim Condensed Consolidated Financial Statements (unaudited)

Senior Notes

Interest is paid on our senior notes as follows:

—	semi-annually on all of our fixed-rate senior notes and debentures; and
—	quarterly on our floating rate senior notes.

We have the option to redeem each of our fixed-rate senior notes and debentures, in whole or in part, at any time, if we pay the premiums specified in the corresponding agreements.

Issuance of senior notes

We did not issue any senior notes for the three months ended March 31, 2015.

The table below provides a summary of the senior notes we issued for the three months ended March 31, 2014.

(In millions of dollars, except interest and discount rates)
Date issued	Principal amount	Due date	Interest rate	Discount at issuance	Total gross proceeds [1] (Cdn$)	Transaction costs and discounts [1] (Cdn$)

March 10, 2014	250	2017	Floating	100.00%	250
March 10, 2014	400	2019	2.80%	99.972%	400
March 10, 2014	600	2024	4.00%	99.706%	600
March 10, 2014	US 750	2044	5.00%	99.231%	832
Total					2,082	24

[1]	Gross proceeds before transaction costs and discounts
[2]	Transaction costs and discounts are included as deferred transaction costs and discounts in the carrying value of the long-term debt, and recognized in net income using the effective interest method.

Repayment of senior notes and related derivative settlements

During the three months ended March 31, 2015, we repaid our US$550 million ($702 million) and US$280 million ($357 million) senior notes due March 2015. At the same time, the associated debt derivatives were settled at maturity for net proceeds received of $154 million (see note 8), resulting in a net repayment of $905 million including settlement of the associated debt derivatives.

During the three months ended March 31, 2014, we repaid or repurchased our US$750 million ($834 million) and US$350 million ($387 million) senior notes due March 2014. At the same time, the associated debt derivatives were settled at maturity for net proceeds received of $35 million (see note 8), resulting in a net repayment of $1,186 million including settlement of the associated debt derivatives.

NOTE 12: SHAREHOLDERS’ EQUITY

Dividends

In January 2015, the Board of Directors authorized an increase in the annualized dividend rate from $1.83 to $1.92 per Class A Voting share and Class B Non-Voting share to be paid in quarterly amounts of 48 cents per share. The quarterly dividends are only payable as and when declared by the Board of Directors and there is no entitlement to any dividend prior thereto.

Date declared	Date paid	Dividend per share (dollars)

January 28, 2015	April 1, 2015	0.48

Total		0.48

February 12, 2014	April 4, 2014	0.4575
April 22, 2014	July 2, 2014	0.4575
August 14, 2014	October 1, 2014	0.4575
October 23, 2014	January 2, 2015	0.4575

Total		1.83

Rogers Communications Inc.	14	First Quarter 2015

Notes to Interim Condensed Consolidated Financial Statements (unaudited)

The holders of Class A shares are entitled to receive dividends at the rate of up to five cents per share but only after dividends at the rate of five cents per share have been paid or set aside on the Class B shares. Class A Voting and Class B Non-Voting shares therefore participate equally in dividends.

NOTE 13: STOCK-BASED COMPENSATION

The table below is a summary of our stock-based compensation (recovery) expense, which is included in employee salaries and benefits expense:

	Three months ended March 31
(In millions of dollars)	2015	2014

Stock-based compensation:
Stock options	(7)	(11)
Restricted share units	6	6
Deferred share units	(1)	(1)
Equity derivative effect, net of interest receipt	14	11

	12	5

As at March 31, 2015, we had a total liability recorded at its fair value of $114 million (December 31, 2014 - $144 million) related to stock-based compensation, including stock options, RSUs, and DSUs.

During the three months ended March 31, 2015, we paid $35 million (2014 - $38 million) to holders of stock options, RSUs, and DSUs upon exercise using the cash settlement feature.

Stock Options

Summary of stock options

The table below is a summary of the stock option plans, including performance options:

	Three months ended March 31, 2015
	Number of options	Weighted average exercise price

Outstanding, beginning of period	5,759,786	$ 38.71
Granted	1,124,670	$ 44.97
Exercised	(846,067)	$ 36.24
Forfeited	(20,203)	$ 37.71

Outstanding, end of period	6,018,186	$ 40.03

Exercisable, end of period	3,047,200	$ 35.38

Included in the above table are grants of 496,200 performance options to certain key executives, during the three months ended March 31, 2015 (2014 - 727,760).

Restricted Share Units

Summary of RSUs

The table below is a summary of the RSUs outstanding, including performance RSUs.

(in number of units)	Three months ended March 31, 2015

Outstanding, beginning of period	2,765,255
Granted and reinvested dividends	543,780
Exercised	(643,403)
Forfeited	(62,280)

Outstanding, end of period	2,603,352

Included in the above table are grants of 46,293 performance RSUs to certain key executives, during the three months ended March 31, 2015 (2014 - 222,800).

Rogers Communications Inc.	15	First Quarter 2015

Notes to Interim Condensed Consolidated Financial Statements (unaudited)

Deferred Share Unit Plan

Summary of DSUs

The table below is a summary of the DSUs outstanding, including performance DSUs.

(in number of units)	Three months ended March 31, 2015

Outstanding, beginning of period	826,891
Granted and reinvested dividends	1,173,194
Forfeited	(555)

Outstanding, end of period	1,999,530

Included in the above table are grants of 400,485 performance DSUs to certain key executives during the three months ended March 31, 2015 (2014 - nil).

NOTE 14: RELATED PARTY TRANSACTIONS

Transactions with Key Management Personnel

Key management personnel include the directors and our most senior corporate officers, who are primarily responsible for planning, directing, and controlling our business activities.

We have entered into business transactions with companies whose partners or senior officers are Directors of RCI which include:

—	the chairman and chief executive officer of a firm that is paid commissions for insurance coverage;
—	the non-executive chairman of a law firm that provides a portion of our legal services; and
—	the chairman of a company that provides printing services.

We record these transactions at the amount agreed to by the related parties, which are also reviewed by the Audit Committee of our Board of Directors. The amounts owing are unsecured, interest-free, and due for payment in cash within one month from the date of the transaction. The following table summarizes related party activity for the business transactions described above:

	Three months ended March 31
(In millions of dollars)	2015	2014
Printing, legal services, and commission paid on premiums for insurance coverage	10	10

Controlling shareholder

We have also entered into certain transactions with our ultimate controlling shareholder and companies controlled by the controlling shareholder. These transactions are subject to formal agreements approved by the Audit Committee of our Board of Directors. The totals received or paid during the three months ended March 31, 2015 and 2014 were less than $1 million, respectively.

NOTE 15: CONTINGENT LIABILITIES

Contingent Liabilities

We have the following contingent liabilities related to litigation matters as at March 31, 2015.

System access fee - Saskatchewan

In 2004, a class action commenced against providers of wireless communications in Canada under the Class Actions Act (Saskatchewan). The class action related to the system access fee wireless carriers charged to some of their customers. The plaintiffs are seeking unspecified damages and punitive damages, which would effectively be a reimbursement of all system access fees collected.

In 2007, the Saskatchewan Court granted the plaintiffs’ application to have the proceeding certified as a national, “opt-in” class action where affected customers outside Saskatchewan must take specific steps to participate in the proceeding. In 2008, our motion to stay the proceeding based on the arbitration clause in our wireless service agreements was granted. The Saskatchewan Court directed that its order, in respect of the certification of the action, would exclude customers who are bound by an arbitration clause from the class of plaintiffs.

In August 2009, counsel for the plaintiffs began a second proceeding under the Class Actions Act (Saskatchewan) asserting the same claims as the original proceeding. If successful, this second class action would be an “opt-out” class

Rogers Communications Inc.	16	First Quarter 2015

Notes to Interim Condensed Consolidated Financial Statements (unaudited)

proceeding. This second proceeding was ordered conditionally stayed in 2009 on the basis that it was an abuse of process.

In April 2013, the plaintiffs applied for an order to be allowed to proceed with the second system access fee class action. In August 2013, the court denied this application and the second action remains conditionally stayed. In December 2013 the plaintiffs applied for an order permitting them to amend the Statement of Claim to reintroduce the claims with which they were not permitted to proceed in the 2007 certification decision. In March 2014, the court denied this application.

At the time the Saskatchewan class action was commenced in 2014, corresponding claims were filed in multiple jurisdictions across Canada, although no active steps were taken by the plaintiffs. In 2014, the Nova Scotia Supreme Court declined to stay or dismiss the corresponding claim brought by the plaintiffs in Nova Scotia as an abuse of process. Rogers has filed an appeal in respect of that decision. The Manitoba Court of Queen’s Bench unconditionally stayed the corresponding claim brought in Manitoba as an abuse of process. An appeal in respect of that decision has been dismissed by the Manitoba Court of Appeal in 2015. A similar decision has been issued by the B.C. Court of Appeal. In 2015 the Court of Queen’s Bench of Alberta declined to dismiss the corresponding claim in Alberta. We have filed an appeal. We have not recorded a liability for this contingency.

System access fee - British Columbia

In December 2011, a class action was launched in British Columbia against providers of wireless communications in Canada in response to the system access fee wireless carriers charge to some of their customers. The class action related to allegations of misrepresentations contrary to the Business Practices and Consumer Protection Act (British Columbia), among other things. The plaintiffs sought unspecified damages and restitution. A certification hearing was held in April 2014 and in June 2014 the court denied the certification application. An appeal by the plaintiffs has been was heard in November 2014. We have not recorded a liability for this contingency.

911 fee

In June 2008, a class action was launched in Saskatchewan against providers of wireless communications services in Canada. It involves allegations of breach of contract, misrepresentation, and false advertising, among other things, in relation to the 911 fee that had been charged by us and the other wireless telecommunication providers in Canada. The plaintiffs are seeking unspecified damages and restitution. The plaintiffs intend to seek an order certifying the proceeding as a national class action in Saskatchewan. We have not recorded a liability for this contingency.

Cellular devices

In July 2013, a class action was launched in British Columbia against providers of wireless communications in Canada and manufacturers of wireless devices. The class action relates to the alleged adverse health effects incurred by long-term users of cellular devices. The plaintiffs are seeking unspecified damages and punitive damages, effectively equal to the reimbursement of the portion of revenues the defendants have received that can reasonably be attributed to the sale of cellular phones in Canada. We have not recorded a liability for this contingency.

Other claims

There are certain other claims and potential claims against us. We do not expect any of these to have a material adverse effect on our financial results.

Outcome of proceedings

The outcome of all the proceedings and claims against us, including the matters described above, is subject to future resolution that includes the uncertainties of litigation. It is not possible for us to predict the result or magnitude of the claims due to the various factors and uncertainties involved in the legal process. Based on information currently known to us, we believe it is not probable that the ultimate resolution of any of these proceedings and claims, individually or in total, will have a material adverse effect on our consolidated statements of income or consolidated statements of financial position. If it becomes probable that we are liable, we record a provision in the period the change in probability occurs, and it could be material to our consolidated statements of income or consolidated statements of financial position.

Rogers Communications Inc.	17	First Quarter 2015

Notes to Interim Condensed Consolidated Financial Statements (unaudited)

NOTE 16: SUPPLEMENTAL CASH FLOW INFORMATION

Change in non-cash operating working capital items

	Three months ended March 31
(In millions of dollars)	2015	2014

The changes in non-cash operating working capital items are as follows:
Accounts receivable	150	199
Inventories	(129)	(23)
Other current assets	(124)	(77)
Accounts payable and accrued liabilities	(299)	(461)
Unearned revenue	52	53

Total	(350)	(309)

Rogers Communications Inc.	18	First Quarter 2015